THIS CIRCULAR IS IMPORTANT AND R

If you are in any doubt as to any aspect of this c
dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through wh sale or transfer was effected for transmission to the purchaser or transferee.

T ; Limited takes no responsibility for the contents of this circular, r accuracy or completeness and expressly disclaims any liability w arising from or in reliance upon the whole or any part of the cc

FIRST PACIFIC

ST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

)NTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of First Pacific Company Limited

SOMERLEY LIMITED

A letter from the board of directors of First Pacific Company Limited is set out on pages 4 to 15 of this circular. A letter from the Independent Board Committee containing its advice to the Independent Shareholders is set out on page 16 of this circular. A letter from Somerley Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 17 to 35 of this circular.

A notice convening a special general meeting ("Shareholders' Meeting") of the Company to be held at 3:00 p.m. on Wednesday, 14th June 2006 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong is set out on pages 44 to 46 of this circular. A Form of Proxy for use at the Shareholders' Meeting is enclosed. Whether or not you intend to attend and vote at the Shareholders' Meeting or any adjourned meeting in person, you are requested to complete and return the enclosed Form of Proxy in accordance with the instructions printed thereon and return it to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding the Shareholders' Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Shareholders' Meeting or any adjourned meeting should you so wish.

dle 6/2

22nd May 2006

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless the context otherwise requires:

"Annual Cap"	the estimated maximum aggregate annual value in relation to each respective continuing connected transaction described in this circular, required to be set in accordance with Rule 14A.35(2) of the Listing Rules;
"Announcement"	the announcement of the Company dated 28th April 2006;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of directors of the Company;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business Transactions"	each of the continuing connected transactions relating to the distribution business of the Indofood Group, further details of which are provided in the Announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of The Peoples' Republic of China;

"Independent Board Committee"	the independent committee of the Board established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the Noodles Business Transactions and opine as to whether the terms of those transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, the Annual Caps are fair and reasonable and it is normal business practice for the trademark and technical services agreements between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill to be of a duration of more than three years, such independent board committee comprising the Independent Directors;
"Independent Directors"	Graham L. Pickles, Edward K.Y. Chen and David W.C. Tang, being the independent non-executive directors of the Company;
"Independent Financial Adviser"	Somerley Limited, the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, and the Annual Caps are fair and reasonable, and to advise the Independent Shareholders how to vote at the Shareholders' Meeting and to opine as to whether it is normal business practice for the trademark and technical services agreements between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill to be of a duration of more than three years;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time, and a "member of the Indofood Group" shall be construed accordingly;

"Latest Practicable Date"	18th May 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained therein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"Model Code"	Model Code for Securities Transactions by Directors of the Listed Issuers;
"Noodles Business Transactions"	each of the continuing connected transactions relating to the noodles business of the Indofood Group, further details of which are provided on pages 9 to 12 of this circular;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Mr. Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"SFO"	The Securities and Futures Ordinance;
"Shareholders' Meeting"	the meeting of the Independent Shareholders convened to be held at 3:00 p.m. on Wednesday, 14th June 2006, at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, by the notice of meeting set out on pages 44 to 46 of this circular and any adjournment of that meeting;
"%"	percentage; and
"2005 Announcement"	the announcement of the Company dated 13th September 2005.

In this circular, unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = 9,600 Indonesian Rupiah. Percentages and figures expressed in millions have been rounded.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
His Excellency Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso

Independent Non-Executive Directors:
Graham L. Pickles
Professor Edward K.Y. Chen, GBS, CBE, JP
David W.C. Tang,
OBE, Chevalier de L'Ordre des Arts et des Lettres

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

22nd May 2006

To the shareholders of the Company for information only

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to the Announcement, which along with the 2005 Announcement, describes the following continuing connected transactions, which members of the Indofood Group are parties to:

(a) **Noodles Business Transactions** – a series of related continuing connected transactions relating to Indofood's noodles business. These transactions

principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons; and

(b) **Distribution Business Transactions** – a series of related continuing connected transactions relating to Indofood's distribution business. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of foodstuffs, beverages and other consumer products for or through connected persons.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Noodles Business Transactions have been aggregated and the Distribution Business Transactions have also been aggregated.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in the table below.

In the case of the transactions between FID and DUFIL, between CKA and DUFIL, between FID and Pinehill and between CKA and Pinehill the agreements expire part way through the calendar year in 2008. Therefore the pro rata amount of the Annual Cap up to the expiry date of the relevant agreement is set out in the table below. On the basis that these transactions expire part way through the calendar year in 2008, the Independent Shareholders will only be requested to approve at the Shareholders' Meeting the pro rata amount of the Annual Cap applicable to the period during the relevant calendar year for which the relevant agreement remains in effect.

In relation to the trademark and technical services agreement between Indofood and DUFIL referred to in the table below, the existing agreement will expire on 29th November 2006. It has been agreed pursuant to a letter agreement entered into on 13th April 2006 that the agreement be extended on the same terms as apply at present for four years until 29th November 2010. Under the Listing Rules, that extension is subject to the Independent Financial Adviser explaining in this circular why a period longer than three years is required for the extension of that agreement and on the extension of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting. The Independent Financial Adviser has set out in detail in its letter below its opinion that it is necessary for the trademark and technical services agreement between Indofood and DUFIL to be of a period longer than three years and that the extension of the agreement is approved by the Independent Shareholders at the Shareholders' Meeting. Independent Shareholders are therefore also requested at the Shareholders' Meeting to approve Annual Caps in respect of the agreement as so renewed for the calendar years 2006, 2007 and 2008. On this basis, proposed Annual Caps for each of the full calendar years ending 31st December 2006, 2007 and 2008 are specified below in relation to the trademark and technical services agreement between Indofood and DUFIL.

The transactions between Indofood and Pinehill and between PIPS and Pinehill are each for five years expiring on 31st December 2010. As referred to in the 2005 Announcement, the Company previously engaged Somerley Limited as its independent financial adviser to review the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill. As stated in the 2005 Announcement, Somerley Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the trademark licensing agreement and the technical services agreement between Indofood and Pinehill and PIPS and Pinehill, respectively, Somerley Limited were of the opinion that it is necessary for such agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years. In the context of approving the applicable Annual Caps for these agreements for the years ending 31st December 2006, 2007 and 2008, the Independent Financial Adviser has set out in detail in its letter below, an explanation of why a period in excess of three years is required for these agreements and its opinion that it is necessary for the agreements to be of a longer period than three years. Accordingly, on this basis, the applicable Annual Caps in respect of each of these agreements for the years ending 31st December 2006, 2007 and 2008 are set out in the table below.

The proposed Annual Caps for each of the Noodles Business Transactions for the years ending 31st December 2006, 2007 and 2008 are set out in the table below. The aggregate of the proposed Annual Caps for all the Noodles Business Transactions for the years ending 31st December 2006 and 2007 are US$47.3 million and US$60.8 million, respectively. The aggregate Annual Cap for the Noodles Business applicable, on a pro rated basis, to the agreements which expire during 2008 and those which continue throughout 2008 is US$30.9 million.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Distribution Business Transactions do not exceed 2.5% and, therefore, each of those continuing connected transactions is not required to be approved by the Independent Shareholders, and accordingly their details, as set out in the Announcement, are not required to be included in this circular.

The Company has established the Independent Board Committee consisting of the Independent Directors, to advise Independent Shareholders of the Company as to whether the terms of the Noodles Business Transactions are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting to be convened to consider those continuing connected transactions. The Company has appointed Somerley Limited as the Independent Financial Adviser to make recommendations to the Independent

Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting. The Independent Financial Adviser will also be required to explain why a period exceeding three years is required for the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks and the technical services agreement between PIPS and Pinehill, and confirm that it is normal business practice for such a contract to be of a duration of more than three years.

The purpose of this circular is to provide shareholders of the Company with the information required by the Listing Rules in relation to the Noodles Business Transactions, and to convene the Shareholders' Meeting at which resolutions will be proposed to consider and, if thought fit, approve those continuing connected transactions. The notice convening the Shareholders' Meeting is set out on pages 44 to 46 of this circular.

This circular also sets out:

(i) on page 16, a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting; and

(ii) on pages 17 to 35, a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Noodles Business Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve those continuing connected transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill advising that it is normal business practice for such a contract to be of a duration of more than three years.

The attention of the Independent Shareholders is specifically drawn to those letters of advice.

Each of the continuing connected transactions described in this circular (further details of which are set out below) constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group.

In respect of the Noodles Business Transactions, following success in recent years not limited to increased product awareness, sales volumes and distribution networks, both the Company and Indofood envisage that there is considerable potential for market growth and the capture of future market development opportunities in the Saudi Arabian, Middle East, and Nigerian markets, and have therefore made positive decisions in relation to their operations in these markets in order to capitalise on such opportunity. It is intended that maintaining the current continuing connected transactions referred to in this circular will allow the Company and Indofood to sustain established long-term relationships with DUFIL and Pinehill. Furthermore, it is anticipated that this will in turn allow for the Company and Indofood to benefit from the distribution networks and customer relations of DUFIL and Pinehill and their future growth within the Nigerian, Saudi Arabian and Middle East instant noodle markets. In addition, the transactions are entered into by the Indofood Group with DUFIL and Pinehill to ensure that the instant noodle products produced by DUFIL and Pinehill under the "Indomie" brand and "Supermi" brand for Pinehill are of a high quality standard such as to enable "Indomie" to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the Noodles Business Transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

DETAILS OF THE NOODLES BUSINESS TRANSACTIONS

Details of the Noodles Business Transactions and their applicable Annual Caps in respect of the financial years ending 31st December 2006, 2007 and 2008 are summarised below:

Table of Noodles Business Transactions

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Annual Cap for the			Transaction amount for the year ended 31st December 2005 (for reference) (*US$ millions*)
Name of entity of the Indofood Group	Name of connected party	Nature of agreement/ arrangement	From	To	year ending 31st December 2006 (*US$ millions*)	year ending 31st December 2007 (*US$ millions*)	year ending 31st December 2008 (*US$ millions*)	
FID	DUFIL	Sales and supply of food ingredients and noodles seasonings from FID to DUFIL.	1st April 2005	31st March 2008	18.8	26.0	8.1 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008.	8.2
CKA	DUFIL	Sales and supply of flexible packaging from CKA to DUFIL for the production of instant noodles products.	Agreement executed on 1st April 2005. Addendum executed on 3rd October 2005.[3]	2nd October 2008[3]	6.0	8.4	8.0 in respect of the period from 1st January 2008 to the expiry of the agreement on 2nd October 2008.	3.3

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Annual Cap for the			Transaction amount for the year ended 31st December 2005 (for reference) (*US$ millions*)
Name of entity of the Indofood Group	Name of connected party	Nature of agreement/ arrangement	From	To	year ending 31st December 2006 (*US$ millions*)	year ending 31st December 2007 (*US$ millions*)	year ending 31st December 2008 (*US$ millions*)	
Indofood	DUFIL	Trademark license for the exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodles manufacturing operations in Nigeria.	Agreement executed on 1st November 2002 and became effective on approval by the relevant Nigerian authorities on 30th November 2002. As a condition of the approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.[3]	29th November 2006[3]	3.4[1]	4.7[1]	6.1[1]	1.6
FID	Pinehill	Sales and supply of food ingredients and noodles seasonings from FID to Pinehill	1st April 2005	31st March 2008	13.5	14.9	4.3 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008.	8.1

Parties to the agreement/arrangement			Period covered by the agreement/arrangement		Annual Cap for the			Transaction amount for the year ended 31st December 2005 (for reference) (US$ millions)
Name of entity of the Indofood Group	Name of connected party	Nature of agreement/ arrangement	From	To	year ending 31st December 2006 (US$ millions)	year ending 31st December 2007 (US$ millions)	year ending 31st December 2008 (US$ millions)	
CKA	Pinehill	Sales and supply of flexible packaging from CKA to Pinehill for the production of instant noodles.	1st April 2005	31st March 2008	3.3	4.0	1.2 in respect of the period from 1st January 2008 to the expiry of the agreement on 31st March 2008.	2.2
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets.	1st January 2006	31st December 2010	0.8(2)	0.9(2)	1.1(2)	0.5
PIPS	Pinehill	Provision of technical services by PIPS to Pinehill in connection with instant noodles manufacturing in Saudi Arabia and the Middle East.	1st January 2006	31 December 2010	1.5(2)	1.9(2)	2.1(2)	1.0
			Aggregate Annual Cap Amount		47.3	60.8	30.9	24.9

Notes:

(1) The Annual Caps for the trademark licence agreement between Indofood and DUFIL are stated on a basis that the Independent Financial Adviser has reached the opinion that it is necessary for the agreement to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and assuming that the extension of the agreement to 29th November 2010 is approved by the Independent Shareholders at the Shareholders' Meeting.

(2) The Annual Caps for each of these agreements (being the trademark licensing agreement between Indofood and Pinehill and the technical services agreement between PIPS and Pinehill) are stated on a basis that the Independent Financial Adviser has confirmed its earlier opinion that it is necessary for these agreements to be of a longer period than three years and that it is normal business practice for contracts of this type to be of a duration of more than three years and assuming that the extension of the agreements to 31st December 2010 is approved by the Independent Shareholders at the Shareholders' Meeting.

(3) For the agreements between CKA and DUFIL and between Indofood and DUFIL, in each case the period covered by the agreement/arrangement is slightly different from that stated in the 2005 Announcement. In the case of the CKA and DUFIL agreement, the agreement was executed on 1st April 2005 and is for a period of three years, as stated in the 2005 Announcement. An addendum was executed on 3rd October 2005 and, as a result, the three year period was taken to be three years from the date of the addendum. In relation to the Indofood and DUFIL agreement, the agreement was executed on 1st November 2002, as stated in the 2005 Announcement. However, it did not become effective until approved by the relevant Nigerian authorities, which occurred on 30th November 2002. As a condition of granting their approval, the relevant Nigerian authorities specified the duration of the agreement to be a period of four years from the date of approval of the agreement by the authorities i.e. expiring on 29th November 2006.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties in relation to the Noodles Business Transactions, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

Each of DUFIL and Pinehill are Associates of Mr. Anthoni Salim, the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company. Accordingly, each of the Noodles Business Transactions is a continuing connected transaction for the Company under the Listing Rules.

BASIS OF ANNUAL CAPS

The starting point for determining the proposed Annual Caps for the financial year ending 31st December 2006 are the corresponding transaction values for the financial year ended 31st December 2005 (referred to above). However, the estimated Annual Caps for the financial year ending 31st December 2006 show a substantial increase over those for 2005. This is reflective of substantial growth and significant success in recent years in the Nigerian business, and the Saudi Arabian and Middle East markets which is expected to be sustained. The Company and Indofood furthermore envisage that there is considerable potential of growth and the further development of these markets, and in order to capitalize on such opportunity have therefore made positive decisions to expand their operations in these markets.

The Annual Caps for the financial years ending 31st December 2007 and 2008 are based on the Annual Caps for the financial year ending 31st December 2006, assuming a normal level of growth in those businesses over that two-year period.

IMPLICATIONS UNDER THE LISTING RULES

Each of the continuing connected transactions described in this Circular constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, who is the Chairman of the Company, President Director and Chief Executive Officer of Indofood and a substantial shareholder of the Company.

The relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the years ending 31st December 2006, 2007 and 2008 exceed 2.5% and, therefore, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Under Rule 14A.35(1) of the Listing Rules, in relation to the trademark and technical services agreement between Indofood and DUFIL, the trademark licence agreement between Indofood and Pinehill relating to the exclusive use of the "Indomie" and "Supermi" trademarks, and the technical services agreement between PIPS and Pinehill (described in more detail in the Noodles Business Transactions Table above), the Independent Financial Adviser have explained why a period exceeding three years is required and have confirmed that it is normal business practice for such contracts to have a duration of more than three years.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

RECOMMENDATIONS

Each of the Noodles Business Transactions is conditional on prior approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

A separate letter from the Independent Board Committee advising the Independent Shareholders that, in the opinion of the Independent Board Committee formed after taking into account the recommendations of the Independent Financial Adviser, the terms of the Noodles Business Transactions are fair and reasonable and that those transactions are in the interests of the Company and its shareholders as a whole and advising Independent Shareholders to vote in favour of the resolutions to approve the Noodles Business Transactions at the Shareholders' Meeting is set out on page 16 of this circular. Shareholders' attention is drawn to the letter from the Independent Board Committee.

A separate letter from the Independent Financial Adviser, Somerley Limited, containing its advice to the Independent Board Committee and the Independent Shareholders that, having considered the matters set out in detail in that letter, the terms of the Noodles Business Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole, advising Independent Shareholders to vote in favour of the resolutions to approve the Noodles Business Transactions at the Shareholders' Meeting, and in relation to the transactions between Indofood and DUFIL, Indofood and Pinehill, and PIPS and Pinehill, advising whether it is normal business practice for such a contract to be of a duration of more than three years, is set out on pages 17 to 35 of this circular. Shareholders' attention is also drawn to the letter from Somerley Limited, the Independent Financial Adviser.

The Board is of the view that the terms of the Noodles Business Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole and, accordingly, the Board recommends that the Independent Shareholders vote in favour of the relevant resolutions to be proposed in relation to the Noodles Business Transactions at the Shareholders' Meeting.

SHAREHOLDERS' MEETING

A notice convening a meeting of the Company's shareholders to be held at 3:00 p.m. on Wednesday, 14th June 2006, at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, at which meeting resolutions will be proposed to consider and, if thought fit, approve the Noodles Business Transactions is set out on pages 44 to 46 of this circular. Voting on those resolutions will be conducted by way of a poll.

A Form of Proxy for use by the Independent Shareholders at the Shareholders' Meeting is enclosed. Whether or not you are available to attend the Shareholders' Meeting in person, you are requested to complete the accompanying Form of Proxy in accordance with the instructions printed thereon and return the same to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible and in

any event not less than 48 hours before the time appointed for holding the Shareholders' Meeting or any adjournment thereof. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the Shareholders' Meeting or any adjourned meeting should you so wish.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Noodles Business Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Noodles Business Transactions. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited will abstain from voting at the Shareholders' Meeting on those resolutions, in respect of the shares they hold representing approximately 44.48% of the issued share capital of the Company. All other shareholders of the Company are entitled to vote at the Shareholders' Meeting on the resolutions proposed to approve the Noodles Business Transactions.

GENERAL INFORMATION

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Manuel V. Pangilinan
Managing Director and CEO

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

22nd May 2006

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of even date with this letter issued by the Company (the "Circular") to the shareholders of the Company of which this letter forms part. Terms defined in the Circular shall have the same meaning in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the Noodles Business Transactions (including the applicable Annual Caps), details of which are set out in the letter from the Board contained in the Circular.

Having considered the terms of the Noodles Business Transactions (including the applicable Annual Caps) and the advice and opinion of the Independent Financial Adviser in relation thereto as set out on pages 17 to 35 of the Circular, the Independent Board Committee considers that the Noodles Business Transactions are in the ordinary course of business of the Group and the terms of the Noodles Business Transactions taken as a whole are on normal commercial terms, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. The Independent Board Committee also considers that the Annual Caps are fair and reasonable and it is necessary and normal business practice for trademark license and provision of technical services agreements with DUFIL and Pinehill to be of a period exceeding three years. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolutions to be proposed at the Shareholders' Meeting to approve the agreements with DUFIL and Pinehill in relation to the Noodles Business Transactions, the Noodles Business Transactions and the Annual Caps.

The Independent Board Committee draws the attention of the Independent Shareholders to the letter from the Board and the letter from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders which sets out the considerations and factors taken into account in arriving at its recommendations, each as contained in the Circular.

Yours faithfully,
Independent Board Committee

Edward K.Y. Chen
Independent Non-executive Director

Graham L. Pickles
Independent Non-executive Director

David W.C. Tang
Independent Non-executive Director

The following is the letter of advice from the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
Suite 2201, 22nd Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

22nd May 2006

To: the Independent Board Committee and
the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on the Noodles Business Transactions, in respect of which the Independent Shareholders' approval is being sought for the respective Annual Caps for each of the seven types of Noodles Business Transactions. Details of the Noodles Business Transactions and the applicable Annual Caps are set out in the letter from the Board contained in the circular of the Company to its shareholders dated 22nd May 2006 (the "Circular"), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

The relevant members of the Indofood Group have entered into a series of agreements with DUFIL and Pinehill in relation to Indofood's noodles business. These transactions principally relate to the provision of noodle seasonings, packaging materials and related technical services, and the licensing of related trademarks by the Indofood Group to DUFIL and Pinehill. Each of the aforesaid transactions constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because both DUFIL and Pinehill are Associates of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company, and the President Director and Chief Executive Officer of Indofood. As the relevant percentage ratios (as defined in the Listing Rules) applicable to the aggregate Annual Caps in respect of the Noodles Business Transactions for each of the three years ending 31st December 2006, 2007 and 2008 exceed 2.5%, the Noodles Business Transactions and their respective Annual Caps for each of those financial years are conditional on approval of the Independent Shareholders at the Shareholders' Meeting in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Independent Board Committee, comprising all of the three independent non-executive Directors, namely Mr. Graham L. Pickles, Professor Edward K.Y. Chen and Mr. David W.C. Tang, has been established to make a recommendation to the Independent

Shareholders on whether the Noodles Business Transactions are in the ordinary and usual course of business, the terms of the agreements for each of the seven Noodles Business Transactions are on normal commercial terms which are fair and reasonable, and the Annual Caps for each of the Noodles Business Transactions are fair and reasonable in so far as the Independent Shareholders are concerned. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.35(1) of the Listing Rules, we are required to explain why contract periods exceeding three years are required for the agreements relating to the trademark licensing and provision of technical services by Indofood Group to DUFIL and Pinehill, and to confirm that it is normal business practice for such contracts to have a duration of more than three years.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the executive Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the Shareholders' Meeting. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, or to doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Noodles Business Transactions and the Annual Caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1. Background to and reasons for the Noodles Business Transactions

Indofood, a premier processed-foods company in Indonesia, offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, flour and edible oils and fats are the principal products of Indofood. It also has interests in food seasonings, snack foods, nutrition and special foods and distribution businesses. "Indomie" and "Supermi" are among the principal brands for Indofood's noodle products.

Based on our discussions with management, noodle manufacturing is primarily a localised business. Noodles are light, but relatively bulky in volume when packed and low in value so it is not normally economic to ship them great distances. For example, in 2005, approximately 98% of the noodles produced by Indofood were sold domestically within Indonesia. In addition, in a market like Saudi Arabia and the Middle East, consumers' taste preferences and the marketing/distribution methods used are considerably different from Indonesia. A local partner is therefore needed to provide Indofood with insight into such marketing factors.

The 41% shareholder of Pinehill had been the distributor of "Indomie" brand noodles prior to 1995. As volume built up, it became desirable for production lines to be installed locally but because of the uncertainty in the aftermath of the 1992 Gulf War, Indofood was not willing to risk the capital involved when this decision was being considered in 1994/95. In addition, the management of Indofood, which had been listed in Indonesia in 1994, wished to minimise the potential political and operational risk. Instead, Indofood decided to participate in the Middle East markets by entering into the trademark license agreement in 1995 with Pinehill, the shareholders of which had knowledge and expertise of such markets. This allowed Indofood to develop the Middle East markets for Indofood's noodle products and to build up the brand equity of both "Indomie" and "Supermi" in these markets at little or no risk and enabled Indofood to benefit from local experience in such markets. To ensure the quality of instant noodles manufactured by Pinehill under the "Indomie" and "Supermi" brands, PIPS agreed to provide technical assistance to Pinehill in connection with Pinehill's instant noodle manufacturing operation in Saudi Arabia and the Middle East and Indofood Group also agreed to supply noodle seasonings and packaging materials to Pinehill.

The 50% shareholder of DUFIL is experienced in food distribution in Nigeria. For similar reasons other than that regarding the aftermath of the 1992 Gulf War as described above, Indofood entered into a trademark and technical services agreement with DUFIL in 1995 to grant to DUFIL an exclusive use of the "Indomie" trademark in Nigeria. Indofood Group also agreed to supply noodle seasonings and packaging materials to DUFIL.

2. Principal terms of the Noodles Business Transactions

(i) Sales and supply of food ingredients and noodle seasonings

Pursuant to the noodle seasonings supply agreements with DUFIL and Pinehill, Indofood agrees to supply noodle seasoning materials such as seasoning powder, seasoning oil and ingredients to DUFIL and Pinehill to manufacture instant noodles for an initial term of three years from the date of the relevant agreements. The selling price shall be determined and agreed from time to time and paid within sixty days from the date of bill of lading.

We understand from the executive Directors that Indofood will not supply noodle seasoning materials to other party without a parallel trademark license agreement to preserve secrecy of the unique recipe for noodle seasoning. As at the Latest Practicable Date, only DUFIL and Pinehill were granted the right to use trademarks belonging to Indofood. Accordingly, there are no comparable third party transactions against which the prices of noodle seasoning products charged to DUFIL and Pinehill could be compared.

For the purpose of assessing the reasonableness of the prices of seasonings supplied to DUFIL and Pinehill, we have alternatively compared the gross profit margin of products sold to DUFIL and Pinehill with the gross profit margin of companies whose principal activities are the manufacture

and supply of seasoning products. For this purpose, we have identified Vedan International (Holdings) Limited ("Vedan"), a company listed on the main board of the Exchange, as a comparable company. Vedan is principally engaged in the manufacture and sale of fermentation-based amino acids, food additives products and cassava starch-based industrial products including modified starch, glucose syrup, monosodium glutamate ("MSG"), seasonings and beverages principally in Vietnam and other Asia countries. MSG is widely used as a food flavour enhancing product, the sales of which contributed approximately 70% of the total sales of Vedan for each of the two years ended 31st December 2004 and 2005. Based on the annual report of Vedan, Vedan recorded audited gross profit margin of approximately 17.2% in 2005. The gross profit margin enjoyed by Indofood from noodle seasoning sales to DUFIL and Pinehill is higher than that recorded by Vedan, which may be due to factors such as market and product differentiation. Moreover, the gross profit margin of Indofood generated from noodle seasonings sales to DUFIL and Pinehill is higher than the gross profit margin earned from the sales of instant noodles. The noodle seasonings are therefore high valued added products and the supply of such products by Indofood to DUFIL and Pinehill is in the interests of Indofood.

(ii) Sales and supply of flexible packaging materials

According to the terms of the flexible packaging supply agreements with DUFIL and Pinehill, CKA, a subsidiary of Indofood, supplies flexible packaging materials such as wrappers and lid seals (to Pinehill only in the case of lid seals) for instant noodles for a term of three years. For DUFIL, the selling price shall be determined and agreed between CKA and DUFIL from time to time and be reviewed on a quarterly basis. DUFIL has to settle the invoices within sixty days after the date of bill of lading by way of letter of credit. For Pinehill, the selling price is subject to review if the cost of one of the raw materials changes by more than 10%, and the sales invoices shall be settled within thirty days after the date of bill of lading. As advised by the executive Directors, the prices charged to DUFIL and Pinehill are fixed by arm's length negotiations with reference to the then prevailing international market price for packaging materials. We further understand from the executive Directors that the packaging materials sold to Pinehill and DUFIL are principally the same with differences in specifications such as size and colour. For the purpose of assessing the reasonableness of the prices, we have compared the prices charged by CKA with quotations obtained by DUFIL from independent suppliers. We noted that the price charged by CKA was higher than the quotations by an independent supplier while the payment terms were similar.

(iii) Trademark licensing and provision of technical services

Indofood granted an exclusive right for DUFIL to use the "Indomie" trademark licence to manufacture instant noodles for sale in the Nigerian market. Indofood also granted Pinehill an exclusive right to use the "Indomie"

and "Supermi" trademarks to manufacture instant noodles for sale in Saudi Arabia and the Middle East.

To ensure the quality of instant noodles manufactured by DUFIL and Pinehill under the brands of "Indomie" and "Supermi" (for Pinehill only), Indofood and PIPS, a subsidiary of Indofood, agreed to provide technical assistance to DUFIL and Pinehill respectively in connection with their instant noodle manufacturing operations. Indofood and PIPS are responsible for, among other things, (i) assisting in the selection and procurement of machinery and equipment; (ii) system design and installation of machinery and equipment; and (iii) providing assistance in quality assurance, raw materials management and packaging. Through these technical assistance arrangements, Indofood can ensure that the instant noodle products manufactured by DUFIL and Pinehill under the "Indomie" and "Supermi" (for Pinehill only) brands are of appropriate quality.

The agreement in respect of the trademark licensing and provision of technical services with DUFIL is valid for a period of four years ending on 29th November 2006. The trademark licensing and provision of technical services agreements with Pinehill were valid for a period of five years which expired on 31st December 2005 and has been renewed for another five years commencing on 1st January 2006. DUFIL has to pay Indofood a royalty fee and technical services fee calculated at 1% each of the sales amount of "Indomie" products by DUFIL. For Pinehill, royalty fee is charged at 1% of the sales amount of "Indomie" and "Supermi" products by Pinehill. Pinehill is also required to pay PIPS a technical service fee which is currently calculated at 2% of the sales amount of "Indomie" and "Supermi" products by Pinehill.

In assessing the terms of the agreements for trademark licensing and provision of technical services, we noted that an associated company of Indofood has been granted a trademark licence and receives technical assistance from an independent international noodle manufacturer for royalty fee currently charged at 1% of sales of such associated company. A joint venture company of Indofood is also paying a fee calculated at 2.5% of its sales to an independent international food company for trademark licence and technical assistance. The royalty and technical services fees charged by Indofood to DUFIL are within the range of those charged by independent parties as indicated in the aforesaid two comparable transactions while the fees charged to Pinehill are above those charged by independent parties.

(iv) Review of the Noodles Business Transactions by the auditors

The auditors of the Company have performed a review of the Noodles Business Transactions for the year ended 31st December 2005 (the "Past Transactions"). We noted that save for certain late delivery of goods by Indofood Group and late payment of invoices, details of which are set out in the 2005 annual report of the Company, the auditors have confirmed that the Past Transactions were conducted in the manner stated in Rule 14A.38 of the Listing Rules.

Based on the analysis above and the auditors' review of the Past Transactions, we consider that the Noodles Business Transactions are being conducted on normal commercial terms.

3. Annual Caps

The Noodles Business Transactions are subject to the Annual Caps whereby for each of the three financial years ending 31st December 2006, 2007 and 2008, the value of the Noodles Business Transactions will not exceed the applicable annual amounts stated in the letter from the Board contained in the Circular.

In assessing the reasonableness of the Annual Caps, we have discussed with the management of the Company the basis and underlying assumptions for projection of the growth in sales volume of food ingredients and packaging materials to DUFIL and Pinehill, and the expected trend in the prices of the products to be sold to DUFIL and Pinehill for the purpose of setting the Annual Caps.

The Noodles Business Transactions with DUFIL

(i) Sales and supply of food ingredients and noodle seasonings (the "DUFIL Ingredient Transactions")

Set out below are the approximate values of the DUFIL Ingredient Transactions for the years ended 31st December 2003, 2004 and 2005:

	2003 *(US$'million)*	2004 *(US$'million)*	2005 *(US$'million)*
Value of DUFIL Ingredient Transactions	3.7	3.1	8.2
% change compared to previous year		-16.2%	+164.5%

The drop in sales of food ingredients and noodle seasonings in 2004 was mainly due to the decrease in the average seasonings selling price by approximately 10%. Moreover, DUFIL purchased fewer seasoning products from Indofood because seasonings inventory has been built up from purchases in 2003 and shipment by Indofood was delayed in late 2004.

Sales of food ingredients and noodle seasonings in 2005 increased substantially from 2004, principally due to the increase in the sales volume of packed noodles by DUFIL by approximately 75%. The increase in sales volume of food ingredients and seasonings, however, exceeds the increase in sales volume of noodle products by DUFIL because certain types of noodle pack may contain two seasoning packs, and DUFIL has built up its seasonings inventory in 2005 in anticipation of growth in sales.

In view of the positive market reception of noodle products in the Nigerian market, the management of Indofood expects that the market demand for DUFIL's noodle products will continue to grow. In order to capitalise on such market growth potential and capture a bigger market share, DUFIL has indicated to Indofood that it plans to significantly increase its production capacity in 2006 and continue to increase its production capacity in 2007 and 2008. In order to gain a bigger market share, DUFIL also indicated that it plans to launch new products in the market and expand its distribution coverage. On the basis of such annual operating plan of DUFIL, Indofood expects that the sales volume of ingredients and seasoning products to DUFIL will also increase more or less in line with the increase in DUFIL's sales volume. For the purpose of setting the Annual Caps, the management of Indofood has also factored in a general increase in the unit price of seasoning products to be sold to DUFIL in 2006. Taking into account the aforesaid factors and after incorporating a general buffer to cater for unforeseen fluctuations in sales volume and price adjustments, the Annual Caps for the DUFIL Ingredient Transactions are set as follows:

	2006	**2007**	**2008**
	(US$'million)	*(US$'million)*	*(US$'million)*
Annual Caps for DUFIL Ingredient Transactions	18.8	26.0	8.1
% change compared to previous year	+129.3%	+38.3%	+24.6% on an annualised basis

As the agreement for the DUFIL Ingredient Transactions will expire on 31st March 2008, the Annual Cap for 2008 being sought for Independent Shareholders' approval represents cap for the three months ending 31st March 2008.

(ii) Sales and supply of flexible packaging materials (the "DUFIL Packaging Transactions")

Set out below are the approximate values of the DUFIL Packaging Transactions for the years ended 31st December 2003, 2004 and 2005:

	2003	**2004**	**2005**
	(US$'million)	*(US$'million)*	*(US$'million)*
Value of DUFIL Packaging Transactions	1.1	1.4	3.3
% change compared to previous year		+27.3%	+135.7%

The flexible packaging materials sold to DUFIL are used solely for packaging noodle products sold by DUFIL. The increase in the sales of packaging materials to DUFIL in the past few years was in general in line with the increase in sales volume of noodle products by DUFIL, albeit slight fluctuations may exist due to variation in the inventory level of noodle products and packing materials maintained by DUFIL. During the three years ended 31st December 2005, the volume of packaging materials sold to DUFIL represented an average of approximately 0.012% of the sales volume of noodle products by DUFIL. Based on such historical sales volume ratio, the sales volume projection contained in the annual operating plan of DUFIL and the assumption that the unit price of packaging materials will be maintained at the existing level, and having incorporated a general buffer to cater for unforeseen fluctuations in sales volume and price adjustments, the management of Indofood estimates that the Annual Caps for the DUFIL Packaging Transactions are as follows:

	2006	**2007**	**2008**
	(US$'million)	*(US$'million)*	*(US$'million)*
Annual Caps for DUFIL Packaging Transactions	6.0	8.4	8.0
% change compared to previous year	+81.8%	+40.0%	+27.0% on an annualised basis

As the agreement for the DUFIL Packaging Transactions will expire on 2nd October 2008, the Annual Cap for 2008 being sought for Independent Shareholders' approval represents cap for the period from 1st January to 2nd October 2008.

(iii) Trademark licensing and provision of technical services (the "DUFIL Licensing and Technical Transactions")

According to the agreement with DUFIL regarding the DUFIL Licensing and Technical Transactions, royalty fee and technical services fee are calculated each at 1% of the sales amount of "Indomie" products by DUFIL. For each of the three years ended 31st December 2003, 2004 and 2005, the licensing and technical service fees charged to DUFIL amounted to approximately US$0.6 million, US$0.9 million and US$1.6 million respectively. Based on the sales projection contained in the annual operating plan of DUFIL, the Annual Caps for the DUFIL Licensing and Technical Transactions are set at US$3.4 million, US$4.7 million and US$6.1 million for each of the three years ending 31st December 2006, 2007 and 2008 respectively. Such Annual Caps represent increases of approximately 113%, 38% and 30% over the previous year and are in general in line with the projected increase by DUFIL of its noodle sales.

The Noodles Business Transactions with Pinehill

(i) Sales and supply of food ingredients and noodle seasonings (the "Pinehill Ingredient Transactions")

Set out below are the approximate values of the Pinehill Ingredient Transactions for the years ended 31st December 2003, 2004 and 2005:

	2003 *(US$'million)*	2004 *(US$'million)*	2005 *(US$'million)*
Value of Pinehill Ingredient Transactions	7.4	6.4	8.1
% change compared to previous year		-13.5%	+26.6%

Due to the consumption of seasonings inventory brought forward from 2003 and delay in shipment by Indofood in late 2004, there was a drop in the sales of food ingredients and noodle seasonings by Indofood to Pinehill in 2004. Sales of food ingredients and noodle seasonings in 2005 increased by approximately 26.6% over 2004, which was largely in line with the growth in Pinehill's sales volume of packed noodles in 2005.

The noodle product sales of Pinehill recorded continuous growth in recent years. Sales volume of Pinehill recorded approximately an annual growth of 23% since 2003. The management of Pinehill intends that it will focus on those flavours that were well received by the market and at the same time launch new products gradually to build up its market share. In light of this, Pinehill plans to enhance its production capacity in 2006 and 2007 by installing new production lines. On the basis of such annual operating plan of Pinehill, Indofood expects that the sales volume of ingredients and seasoning products to Pinehill will also increase more or less in line with the increase in Pinehill's projected sales volume. For the purpose of setting the Annual Caps, the management of Indofood expects that the unit price of seasoning products to be sold to Pinehill will be maintained at about the same current level. Taking into account the aforesaid factors and after incorporating a general buffer to cater for unforeseen fluctuations in sales volume and price adjustments, the Annual Caps for the Pinehill Ingredient Transactions are set as follows:

	2006 *(US$'million)*	2007 *(US$'million)*	2008 *(US$'million)*
Annual Caps for Pinehill Ingredient Transactions	13.5	14.9	4.3
% change as compared to previous year	+66.7%	+10.4%	+15.4% on an annualised basis

As the agreement for the Pinehill Ingredient Transactions will expire on 31st March 2008, the Annual Cap for 2008 being sought for Independent Shareholders' approval represents cap for the three months ending 31st March 2008.

(ii) Sales and supply of flexible packaging materials (the "Pinehill Packaging Transactions")

Set out below are the approximate values of the Pinehill Packaging Transactions for the years ended 31st December 2003, 2004 and 2005:

	2003	2004	2005
	(US$'million)	*(US$'million)*	*(US$'million)*
Value of Pinehill Packaging Transactions	1.6	1.9	2.2
% change compared to previous year		+18.8%	+15.8%

The flexible packaging materials sold to Pinehill are used solely for packaging noodle products sold by Pinehill. The increase in the sales of packaging materials to Pinehill in the past few years was in general in line with the increase in sales of noodle products by Pinehill, though slight fluctuations may exist due to the different inventory level of products maintained by Pinehill. During 2005, Indofood also supplied lid seals to Pinehill for its noodle bowl products which are new noodle products launched by Pinehill. During the three years ended 31st December 2005, the volume of packaging materials sold to Pinehill represented an average of approximately 0.012% of the sales volume of noodle products by Pinehill. Based on such historical sales volume ratio, the sales volume projection included in the annual operating plan of Pinehill and the assumption that the unit price of packaging materials will be maintained at the same current level, and having incorporated a general buffer to cater for unforeseen fluctuations in sales volume and price adjustments, the management of Indofood estimates that the Annual Caps for the Pinehill Packaging Transactions are as follows:

	2006	2007	2008
	(US$'million)	*(US$'million)*	*(US$'million)*
Annual Caps for Pinehill Packaging Transactions	3.3	4.0	1.2
% change as compared to previous year	+50.0%	+21.2%	+20.0% on an annualised basis

The expected increase in sales of packaging materials to Pinehill in 2006 partly corresponds to the expected growth in sales volume of Pinehill, and is partly due to the supply of lid seals to Pinehill for its noodle bowl products which were launched in 2005.

As the agreement for the Pinehill Packaging Transactions will expire on 31st March 2008, the Annual Cap for 2008 being sought for Independent Shareholders' approval represents cap for the three months ending 31st March 2008.

(iii) Trademark licensing (the " Pinehill Licensing Transactions")

Pursuant to the agreement with Pinehill regarding the Pinehill Licensing Transactions, royalty fee is calculated at 1% of the sales amount of "Indomie" and "Supermi" products by Pinehill. For each of the three years ended 31st December 2003, 2004 and 2005, the licensing fees charged to Pinehill amounted to approximately US$0.4 million, US$0.4 million and US$0.5 million respectively. Based on the annual operating plan of Pinehill, the Annual Caps for the Pinehill Licensing Transactions are set at US$0.8 million, US$0.9 million and US$1.1 million for each of the three years ending 31st December 2006, 2007 and 2008 respectively. Such Annual Caps represent increases of approximately 60%, 13% and 22% over the previous year and are in general in line with the increase in Pinehill's projected sales.

(iv) Provision of technical services (the "Pinehill Technical Transactions")

Pinehill has to pay a fee to PIPS for the technical services rendered. Such fee is currently calculated at 2% of the sales amount of "Indomie" and "Supermi" products by Pinehill and amounted to approximately US$0.8 million, US$0.9 million and US$1.0 million respectively for each of the three years ended 31st December 2003, 2004 and 2005. Based on the annual operating plan of Pinehill, the Annual Caps for the Pinehill Technical Transactions are set at US$1.5 million, US$1.9 million and US$2.1 million for each of the three years ending 31st December 2006, 2007 and 2008 respectively. Such Annual Caps represent increases of approximately 50%, 27% and 11% over the previous year and are in general in line with the increase in Pinehill's projected sales.

Having considered the basis on which the Annual Caps were determined as described above, we are of the view that the Annual Caps are fair and reasonable.

4. Conditions of the Noodles Business Transactions

In compliance with the Listing Rules, the conduct of the Noodles Business Transactions is subject to a number of conditions which include, among other things:

(i) the Annual Caps for each of the three financial years ending 31st December 2006, 2007 and 2008 will not be exceeded;

(ii) the independent non-executive Directors must, in accordance with Rule 14A.37 of the Listing Rules, review annually the Noodles Business Transactions and confirm in the Company's annual report and accounts that the Noodles Business Transactions have been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole;

(iii) the auditors of the Company will, in accordance with Rule 14A.38 of the Listing Rules, review annually the Noodles Business Transactions and they will confirm the same in a letter to the Directors (a copy of which letter will be provided to the Exchange at least ten business days prior to the bulk printing of the annual report of the Company) in respect of each relevant financial year during which the Noodles Business Transactions have been conducted;

(iv) the Company will allow and will procure that the relevant counterparties to the Noodles Business Transactions will allow the auditors of the Company sufficient access to the relevant records of the Noodles Business Transactions for the purpose of the auditors' review as referred to in paragraph (iii) above. The Board must state in the annual report whether its auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(v) the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of the Noodles Business Transactions exceeds the Annual Caps, or that there is any material amendment to the terms of the relevant agreements governing the Noodles Business Transactions.

In light of the conditions attached to the Noodles Business Transactions, in particular, (i) the restriction of the value of the Noodles Business Transactions by way of the Annual Caps; (ii) the ongoing review by the independent non-executive Directors and auditors of the Company of the terms of the Noodles Business Transactions; and (iii) the continuing review by the auditors of the Company confirming the Annual Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Noodles Business Transactions and safeguard the interests of the Independent Shareholders.

5. **Duration of agreements regarding the DUFIL Licensing and Technical Transactions, the Pinehill Licensing Transactions and the Pinehill Technical Transactions**

(i) Reasons for the duration of agreements exceeding three years

We have discussed with the executive Directors the rationale for the duration of the agreements regarding the DUFIL Licensing and Technical Transactions, the Pinehill Licensing Transactions and the Pinehill Technical Transactions. Pursuant to the trademark license agreement, Pinehill is responsible for manufacturing and marketing noodle products under the brands of "Indomie" and "Supermi" in Saudi Arabia and the Middle East. To carry out its responsibilities, Pinehill has had to invest in a series of production lines and to build up distribution channels. The marketing expenses as a percentage to annual sales spent by Pinehill to promote its noodle products nearly double that of Indofood. In view of the substantial capital commitments and allocation of significant resources to promote and market "Indomie" and "Supermi" noodle products, Pinehill required the security of extendable five-year trademark license and technical services agreements. From Indofood's point of view, such arrangement enables Indofood to receive recurring income from markets to which it did not wish to commit its own capital within a five-year time horizon. In order to ensure the quality of noodles manufactured by Pinehill under the brands of "Indomie" and "Supermi", PIPS and Pinehill also entered into a five-year renewable technical services agreement which means that the technical services agreement will be co-terminous with the corresponding trademark license agreement with Pinehill.

The agreement in relation to the DUFIL Licensing and Technical Transactions has to be approved by the relevant Nigerian authorities and as a condition for granting such approval, such agreement has to cover a period of four years.

(ii) Other relevant Indofood agreements

We have been informed that there are two other trademark/technical assistance agreements entered into by an associated company and a joint venture company of Indofood which are similar in nature to the agreements in relation to the DUFIL Licensing and Technical Transactions, the Pinehill Licensing Transactions and the Pinehill Technical Transactions. An associated company of Indofood has been granted a trademark licence and receives technical assistance from an independent international noodle manufacturer for a term of twenty seven years. In addition, one of the joint ventures of Indofood has also been granted a trademark licence and receives technical assistance from an independent international food company for an initial term of ten years with automatic renewal for successive terms of five years.

(iii) Third party agreements

Based on our own research, we have reviewed publicly available information regarding a number of trademark licensing or similar arrangements which involve contracts with terms in excess of three years. Generally speaking, they are for five years or longer. Relevant details are set out below:

Parties	Period of trademark licence	Details of the transactions
(a) Asia Zirconium Limited ("Asia Zirconium"); and Jiangsu Xinxing Chemicals Group Corporation ("Xinxing Chemicals") Date of license agreement: 12th July 2000	Throughout the legally valid period of the trademarks	Asia Zirconium and its subsidiaries are principally engaged in research, development, manufacture and sale of a wide range of zirconium chemicals, electronic materials (with zirconium), electronic ceramics, new energy materials and rechargeable batteries. Xinxing Chemicals is beneficially owned by a substantial shareholder and a director of Asia Zirconium. Pursuant to the trademark license agreement entered into between Xinxing Chemicals and Yixing Xinxing Zirconium Company Limited ("Yixing Xinxing Zirconium"), a wholly-owned subsidiary of Asia Zirconium, Xinxing Chemicals grants a licence to Yixing Xinxing Zirconium to use the "Long Jing" trademarks in Japan, the People's Republic of China and the United States of America.
(b) BenQ Corporation ("BenQ"); and Siemens AG ("Siemens") Date of announcement: 7th June 2005	Five years	BenQ agrees to purchase Siemens' mobile phone business. As part of the acquisition, BenQ gains a right to use the brand name "BenQ-Siemens" for a period of five years from the closing of the deal.

Parties	Period of trademark licence	Details of the transactions
(c) Guangzhou Pharmaceutical Company Limited ("Guangzhou Pharmaceutical"); and 廣州醫藥集團有限公司 (Guangzhou Pharmaceutical Holdings Limited) ("GPHL") Date of license agreement: 1st September 1997	Ten years	Guangzhou Pharmaceutical and its subsidiaries are principally engaged in (i) manufacture and sales of Chinese patent medicine; (ii) wholesale, retail, import and export of Western and Chinese pharmaceutical products and medical apparatus; and (iii) research and development of natural medicine and biological medicine. GPHL is a state-owned enterprise in the People's Republic of China and a controlling shareholder of Guangzhou Pharmaceutical. GPHL grants to Guangzhou Pharmaceutical a right to use thirty-eight trademarks for its products.
(d) Lenovo Group Limited ("Lenovo"); and International Business Machines Corporation ("IBM") Date of license agreement: 7th December 2004	Five years	Lenovo and its subsidiaries are principally engaged in the provision of advanced information technology products and services. Lenovo acquired from IBM certain assets and assumed certain liabilities in connection with IBM's personal computing business. IBM grants to a subsidiary of Lenovo for use of certain IBM's trademarks for the identification of certain products in marketing and advertising in connection with the personal computing business acquired by Lenovo.

Parties	Period of trademark licence	Details of the transactions
(e) Shandong Xinhua Pharmaceutical Company Limited ("Shandong Xinhua"); and 山東新華醫藥集團有限責任公司 (Shandong Xinhua Pharmaceutical Group Company Limited) ("SXPG") Date of license agreement: 7th December 1996	Throughout the validity period of the trademark, being 28th February 2013, subject to further renewal of the registration of the trademark	Shandong Xinhua and its subsidiaries are principally engaged in development, production and sales of bulk pharmaceuticals, preparations, chemical products and other products. SXPG, a controlling shareholder of Shandong Xinhua, grants to Shandong Xinhua the right to use the trademark "Xinhua" for the existing and future products of Shandong Xinhua in and outside the People's Republic of China.
(f) TCL Communication Technology Holdings Limited ("TCL Communication"); and Alcatel Date of license agreement: 31st August 2004	Ten years and automatically renewed every two years until terminated by prior notice	TCL & Alcatel Mobile Phones Limited ("T&A Mobile") was owned as to 55% by TCL Communication and as to 45% by Alcatel as at the date of the license agreement. T&A Mobile is principally engaged in the business of research and development, subcontracting of manufacturing, sale and distribution of mobile handsets and the peripheral devices. Alcatel grants to T&A Mobile a worldwide right and licence to use certain trademarks bearing the name or logo of "Alcatel" in connection with, among other things, the manufacture, sale and marketing of mobile handsets manufactured or assembled by T&A Mobile or the group of TCL Communication.

Parties	Period of trademark licence	Details of the transactions
(g) TCL Multimedia Technology Holdings Limited ("TCL Multimedia") (formerly known as "TCL International Holdings Limited"); and Thomson S.A. ("Thomson") Date of circular: 31st May 2004	Twenty years	Both of TCL Multimedia and Thomson contribute certain of their respective businesses and assets relating to television to TTE Corporation ("TTE") which is owned as to 67% by TCL Multimedia and as to 33% by Thomson. Pursuant to the trademark license agreement entered into between TTE and Thomson, Thomson grants to TTE a licence to use certain of its registered trademarks including "Thomson", "RCA", "Scenium", "LiFE" and "SABA" for the manufacture and sale of television products in certain countries in the North America, Europe and other regions.
(h) 廣州王老吉葯業股份有限公司 (Guangzhou Wang Lao Ji Pharmaceutical Company Limited) ("WLJ"); and GPHL Date of license agreement: 8th November 2004	Until GPHL is no longer the owner of the trademarks	WLJ is principally engaged in the production, processing and sales of Chinese pharmaceutical products and health care products in the People's Republic of China. GPHL grants to WLJ, a jointly controlled entity of Guangzhou Pharmaceutical, a right to use certain trademarks for manufacturing WLJ's products in the People's Republic of China.

Source: The announcements, annual reports and circulars issued by parties to the aforesaid agreements which are companies listed on the Exchange, or information released by the relevant parties in their official websites.

In the cases of Asia Zirconium, Guangzhou Pharmaceutical, Shandong Xinhua and WLJ, shareholders have granted trademark licences to listed issuers or its associated company (for WLJ's case) to support and develop the listed issuer's businesses. Other cases involve cross-border mergers and acquisitions undertaken with a view to establishing long-term strategic relationships, where the companies involved wish to make use of well-known brands to further develop their international businesses. We also note another cross-border acquisition whereby TPV Technology Limited ("TPV") acquired certain research, development and manufacturing activities in the field of monitors and flat screen televisions and related original equipment manufacturer sales from Koninklijke Philips Electronics N.V. ("Philips"). As part of the acquisition, Philips undertook to purchase certain monitors and flat screen televisions from TPV for a term of five years (with a right of first refusal for a further five years) and TPV undertook to supply them.

We consider the circumstances of Indofood with DUFIL and Pinehill are broadly similar to the above, in that they involve arrangements to underpin the long-term development of international business. A number of the above examples include an acquisition as part of the transactions in question. Though Indofood is not engaged in a merger or acquisition transaction with DUFIL or Pinehill, the agreements have a common goal with the above transactions, that is establishing long-term strategic relationships among the parties. By granting the "Indomie" and/or "Supermi" (for Pinehill only) trademark licences for a renewable term exceeding three years, Indofood has established a strategic relationship with DUFIL and Pinehill, and is able to leverage on the resources of DUFIL and Pinehill to promote and build up the "Indomie" and/or "Supermi" (for Pinehill only) brands in Saudi Arabia, the Middle East and Nigeria. A three-year arrangement is not generally considered sufficient for this type of strategic international co-operation, as is illustrated by the above cases.

We understand from our discussions with the management of Indofood that the trademark licensing and the provision of technical services are linked, as Indofood would not be willing to grant DUFIL and Pinehill the right to use its brand names without a parallel provision of technical services to DUFIL and Pinehill to ensure the products being produced by DUFIL and Pinehill are of the appropriate quality. We concur with the rationale behind linking the trademark licensing and the provision of technical services.

In light of the above, we are of the opinion that the duration of the trademark license agreement and technical services agreement for a period of more than three years is in line with normal business practice for international contracts of this type.

OPINION

Having taking into account the above principal factors, we consider that the Noodles Business Transactions are in the ordinary and usual course of business of the Group and the terms of the agreements with DUFIL and Pinehill in relation to the Noodles Business Transactions are on normal commercial terms. We also consider that the terms of the agreements with DUFIL and Pinehill in relation to the Noodles Business Transactions and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Noodles Business Transactions is in the interests of the Company and the shareholders of the Company as a whole.

Given that (i) Indofood wished and continues to wish to develop its business in Saudi Arabia, the Middle East and Nigeria without incurring material capital risk or risk of potential damage to the brands; (ii) Indofood concluded, and we agree, that a local partner was in any case necessary to cater for local tastes and marketing methods; (iii) Pinehill is a suitable partner but was unwilling to make and sustain the considerable capital commitments necessary to establish and develop the business without at least a rolling five-year agreement; and (iv) the relevant Nigerian authorities imposed a condition for the agreement in relation to the DUFIL Licensing and Technical Transactions for a term of four years, we are of the opinion that it is necessary for the trademark license and provision of technical services agreements to be of a longer period than three years. Based on our research into the other trademark licensing and similar arrangements summarised above, we also consider it is normal business practice for agreements of a similar nature to the agreements with DUFIL and Pinehill where long term international business relationships and development are concerned to be of a duration of more than three years.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Shareholders' Meeting to approve the agreements with DUFIL and Pinehill in relation to the Noodles Business Transactions, the Noodles Business Transactions and the Annual Caps.

Yours faithfully,
for and on behalf of
SOMERLEY LIMITED
M.N. Sabine
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code, to be notified to the Company and the Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963[c] *(see Note 1)*	44.48	–
Manuel V. Pangilinan	6,026,759[P]	0.19	31,800,000
Edward A. Tortorici	13,132,129[P]	0.41	31,800,000
Robert C. Nicholson	–	–	24,500,000
His Excellency Albert F. del Rosario	–	–	2,840,000

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	–	–	2,358,000
Edward K. Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(c): Corporate interest, (P): Personal interest

Note 1: Mr. Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this 33.334 per cent is held by Mr. Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Mr. Anthoni Salim directly holds 100 per cent of the issued share capital). Mr. Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this 10 per cent is held by Mr. Anthoni Salim directly, and 46.8 per cent by Salerni International Limited.

The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Mr. Sutanto Djuhar, 10 per cent by Mr. Tedy Djuhar and 3.2 per cent by Mr. Ibrahim Risjad, all of whom are non-executive directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation (MPC), 196,362 common shares(P) in the Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares(P) in Pilipino Telephone Corporation.

- Edward A Tortorici owned 16,741,348 common shares(P) in MPC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(c) in PT. Indofood Sukses Makmur Tbk. (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares(c) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(c) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(c) in Indofood.

- Albert F. del Rosario owned 100,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares(P) in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares(P) in PMH as beneficial owner, 100 common shares(P) in Negros Navigation Co., Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share(P) in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

As at the Latest Practicable Date, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Exchange.

(ii) Interests of Substantial Shareholders

As at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, the following parties, other than a Director or chief executive of the Company, have an interest or short position in the shares of the Company and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

(a) First Pacific Investments Limited ("**FPIL-Liberia**"), which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares as at the Latest Practicable Date, representing approximately 24.78 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar; Tedy Djuhar and Ibrahim Risjad), in the proportions specified on page 37. Mr. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(b) First Pacific Investments (BVI) Limited ("**FPIL-BVI**"), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares as at the Latest Practicable Date, representing approximately 19.70 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(c) Brandes Investment Partners, LP ("**Brandes**"), a U S. company, notified the Company that it held 415,082,387 ordinary shares of the Company in April 2006, representing approximately 13.02 per cent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Brandes of any change to such holding.

(d) Marathon Asset Management Limited ("**Marathon**"), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.42 per cent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(e) Deutsche Bank Aktiengesellschaft ("**DBA**"), a Germany incorporated company, notified the Company that it held 176,524,000 shares of the Company (long position) in March 2006, representing approximately 5.54 per cent of the Company's issued share capital, as well as 14,571,000 ordinary shares of the Company (short position), representing approximately 0.46 per cent of the Company's issued share capital. As at the Latest Practicable Date, the Company has not received any other notification from DBA of any change to such holding.

(f) Salerni International Limited ("**Salerni**"), which was incorporated in the British Virgin Islands, is interested in 1,418,525,963 shares of the Company (long position) as at the Latest Practicable Date representing approximately 44.48 per cent of the Company's issued share capital, by way of its 46.8 per cent interest in FPIL-Liberia and its 66.666 per cent interest in FPIL-BVI.

3. SERVICE CONTRACTS

Mr. Edward A. Tortorici has a service contract with the Company expiring on 31st December 2007. The amount of fixed remuneration payable under the contract, excluding arrangements for pension payments, is currently US$1,035,000 per annum, payable in arrears over 12 months at a rate of US$86,250 per month.

The amounts of any variable remuneration payable under the contract include annual discretionary bonus equal to 0% to 50% of the base annual fee, participation in the share option scheme of the Company adopted on 24th May 2004 as well as any other perquisites and benefits customarily provided to senior executive officers of the Company. Upon the expiration of Mr. Tortorici's employment, he will be granted an augmented retirement benefit calculated based on two months' pay every completed year of full time service to the Company, starting from August 1987.

Other than as described above, no Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS AND MATERIAL CONTRACTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

There are no contracts or arrangements subsisting as at the Latest Practicable Date in which a Director is materially interested or which is significant in relation to the business of the Group.

As at the Latest Practicable Date no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

6. MATERIAL ADVERSE CHANGES

As disclosed in Note 39(C) to the 2005 audited consolidated financial statements of the Group in relation to events subsequent to 31 December 2005 and Metro Pacific's recapitalization and reorganization plan to raise fresh capital, the Group plans to participate up to approximately Pesos 791 million or US$15 million in the proposed rights issue.

Save as disclosed above and save for a potential accounting loss or profit that may be recorded in the financial statements of the Group due to the increase or decrease in the value of the option liability, which has a strong correlation to the change in share price of PLDT, embedded in the face value of US$199 million exchangeable notes which are exchangeable into shares of PLDT, the Directors are not aware of any material adverse

change in the financial or trading position of the First Pacific Group since 31st December 2005 (being the date to which the latest audited financial statements of the First Pacific Group were drawn up).

7. PROCEDURE FOR DEMANDING A POLL

In accordance with bye-law 79 of the Company's Bye-Laws, a poll may be demanded by:–

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company, 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, during normal business hours up to 5th June 2006.

(i) the Noodles Business Transactions, as follows:

   (a) Sale and supply agreement between FID and DUFIL of 28th March 2005 effective from 1st April 2005 and the Addendum of 1st July 2005;

   (b) Sale and supply agreement between CKA and DUFIL of 28th March 2005 and effective from 1st April 2005, and the Addendum of 3rd October 2005;

   (c) Trademark and technical services agreement between Indofood and DUFIL of 1st November 2002;

   (d) Sale and supply agreement between FID and Pinehill of 28th March 2005 effective from 1st April 2005;

   (e) Sale and supply agreement between CKA and Pinehill of 28th March 2005 effective from 1st April 2005;

(f) Trademark licensing agreement between Indofood and Pinehill of 1st February 1995 effective from 1st January 2006 and the supplementary agreements of 28th December 2001 and 25th August 2005; and

(g) Technical services agreement between PIPS and Pinehill of 1st February 1995 effective from 1st January 2006 and the supplementary agreements of 16th August 2005 and 25th August 2005.

(ii) the letter from the Board, the text of which is set out on pages 4 to 15 of this circular;

(iii) the letter from the Independent Board Committee, the text of which is set out on page 16 of this circular;

(iv) the letter from the Independent Financial Adviser, the text of which is set out on pages 17 to 35 of this circular;

(v) this circular; and

(vi) the service contract between Mr. Tortorici and the Company expiring on 31st December 2007.

9. QUALIFICATIONS AND CONSENT OF EXPERT

(a) The following is the qualification of the expert who has given opinions or advice contained in this Circular:

Name	Qualification
Somerley Limited	A licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO

(b) As at the Latest Practicable Date, Somerley Limited had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member in the Group.

(c) Somerley Limited has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and reference to its name in the form and context in which they appears respectively.

10. MISCELLANEOUS

(i) The company secretary of the Company is Nancy L.M. Li, BA, FCS, FCIS.

(ii) The qualified accountant of the Company is Joseph H.P. Ng, MBA, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The head office and principal place of business of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

NOTICE IS HEREBY GIVEN that an special general meeting of First Pacific Company Limited (the "Company") will be held at 3:00 p.m. on 14th June 2006 (Wednesday) in 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

1. THAT the sale and supply agreement between FID (as defined in the circular issued by the Company on the date hereof to its shareholders (the "**Circular**")) and DUFIL (as defined in the Table of Noodles Business Transactions set out on page 9 of the letter from the Board contained in the Circular) dated 28th March 2005 (as more particularly described in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

2. THAT the sale and supply agreement as amended by way of an addendum dated 3rd October 2005 between CKA (as defined in the Circular) and DUFIL (as defined in the Circular) dated 28th March 2005 (as more particularly described in the Table of Noodles Business Transactions set out on page 9 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

3. THAT the trademark and technical services agreement dated 1st November 2002, as amended and extended pursuant to a letter agreement entered into on 13th April 2006, between Indofood (as defined in the Circular) and DUFIL

(as defined in the Circular) (as more particularly described in the Table of Noodles Business Transactions set out on page 10 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement, the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved, and that the duration of the agreement in excess of three years, which in accordance with Rule 14A.35 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, has been confirmed by the Independent Financial Adviser (as defined in the Circular) that it is of normal business practice for contracts of that type to be of such duration, be and is hereby approved, and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

4. THAT the sale and supply agreement between FID (as defined in the Circular) and Pinehill (as defined in the Circular) dated 28th March 2005 (as more particularly described the Table of Noodles Business Transactions set out on page 10 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

5. THAT the sale and supply agreement between CKA (as defined in the Circular) and Pinehill (as defined in the Circular) dated 28th March 2005 (as more particularly described in the Table of Noodles Business Transactions set out on page 11 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;

6. THAT the trademark licensing agreement dated 1st February 1995 as amended by way of supplemental agreement of 28th December 2001 and extended by way of supplemental agreement of 25th August 2005 in accordance with the terms of the agreement for a period of five years until 31st December 2010 between Indofood (as defined in the Circular) and Pinehill (as defined in the Circular) (as more particularly described in the Table of Noodles Business Transactions set out on page 11 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement

and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved, and that the duration of the agreement in excess of three years, which in accordance with Rule 14A.35 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, has been confirmed by the Independent Financial Adviser (as defined in the Circular) that it is of normal business practice for contracts of that type to be of such duration, be and is hereby approved, and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement; and

7. THAT the technical services agreement dated 1st February 1995 as amended by way of supplemental agreement of 16th August 2005 and extended by way of supplemental agreement on 25th August 2005 in accordance with the terms of the agreement for a period of five years until 31st December 2010 between PIPS (as defined in the Circular) and Pinehill (as defined in the Circular) (as more particularly described in the Table of Noodles Business Transactions set out on page 11 of the letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved, and that the duration of the agreement in excess of three years, which in accordance with Rule 14A.35 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, has been confirmed by the Independent Financial Adviser (as defined in the Circular) that it is of normal business practice for contracts of that type to be of such duration, be and is hereby approved, and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

By order of the Board
FIRST PACIFIC COMPANY LIMITED
Nancy L.M. Li
Company Secretary

Hong Kong
22nd May 2006

件之麵食業務交易附表內)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),及批准該協議年期超過三年,而遵照香港聯合交易所有限公司證券上市規則第14A.35條,已獲獨立財務顧問(定義見通函)確認就該類合約而言,有關年期乃屬一般商業慣例,並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及/或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;及

7. **動議**批准PIPS(定義見通函)與Pinehill(定義見通函)所訂立日期為一九九五年二月一日之技術服務協議(經於二零零五年八月十六日之補充協議修訂及於二零零五年八月二十五日之補充協議根據協議條款續期五年,直至二零一零年十二月三十一日止)(進一步詳情載於通函第11頁董事會函件之麵食業務交易附表內)、履行該協議項下擬進行交易及通函所載該協議適用之年度上限(定義見通函),及批准該協議年期超過三年,而遵照香港聯合交易所有限公司證券上市規則第14A.35條,已獲獨立財務顧問(定義見通函)確認就該類合約而言,有關年期乃屬一般商業慣例,並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及/或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港
二零零六年五月二十二日

十三日簽訂之函件協議修訂及延續(進一步詳情載於通函第10頁董事會函件之麵食業務交易附表內)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),及批准該協議年期超過三年,而遵照香港聯合交易所有限公司證券上市規則第14A.35條,已獲獨立財務顧問(定義見通函)確認就該類合約而言,有關年期乃屬一般商業慣例,並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及／或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;

4. **動議**批准FID(定義見通函)與Pinehill(定義見通函)所訂立日期為二零零五年三月二十八日之銷售及供應協議(進一步詳情載於通函第10頁董事會函件之麵食業務交易附表內)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及／或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;

5. **動議**批准CKA(定義見通函)與Pinehill(定義見通函)所訂立日期為二零零五年三月二十八日之銷售及供應協議(進一步詳情載於通函第11頁董事會函件之麵食業務交易附表內)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及／或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;

6. **動議**批准Indofood(定義見通函)與Pinehill(定義見通函)所訂立日期為一九九五年二月一日之商標授權協議(經於二零零一年十二月二十八日之補充協議修訂及於二零零五年八月二十五日之補充協議根據協議條款續期五年,直至二零一零年十二月三十一日止)(進一步詳情載於通函第11頁董事會函

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址:http://www.firstpacco.com
(股份代號:00142)

茲通告第一太平有限公司(「本公司」)謹訂於二零零六年六月十四日(星期三)下午三時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會,藉以考慮並酌情通過(無論有否加以修改)下列決議案為本公司普通決議案:

1. **動議**批准FID(定義見本公司於本通告日期向其股東刊發之通函(「**通函**」))與DUFIL(定義見通函第9頁董事會函件之麵食業務交易附表內)所訂立日期為二零零五年三月二十八日之銷售及供應協議(進一步詳情載於通函)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及/或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;

2. **動議**批准CKA(定義見通函)與DUFIL(定義見通函)所訂立日期為二零零五年三月二十八日之銷售及供應協議,該協議經日期為二零零五年十月三日之附件修訂(進一步詳情載於通函第9頁董事會函件之麵食業務交易附表內)、履行該協議項下擬進行之交易及通函所載該協議適用之年度上限(定義見通函),並授權本公司任何董事進一步進行、進一步簽訂及採取彼等認為就實行及/或使該協議條款生效而言屬必需或合宜或權宜之行動及事宜、文件及一切有關步驟;

3. **動議**批准Indofood(定義見通函)與DUFIL(定義見通函)所訂立日期為二零零二年十一月一日之商標及技術服務協議,該協議經一份於二零零六年四月

10. 其他資料

(i) 本公司之公司秘書為李麗雯女士，彼持有文學學士學位，並為英國特許秘書公會及香港公司秘書公會之資深會員。

(ii) 本公司之合資格會計師為吳漢邦先生，彼持有工商管理碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會會員。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處兼主要營業地點則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke HM08, Bermuda。

(v) 股份登記及過戶處（香港分署）為香港中央證券登記有限公司，位於香港灣仔皇后大道東一八三號合和中心四十六樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

(f) Indofood與Pinehill於一九九五年二月一日訂立自二零零六年一月一日起生效之商標授權協議以及於二零零一年十二月二十八日及二零零五年八月二十五日之補充協議；及

(g) PIPS與Pinehill於一九九五年二月一日訂立自二零零六年一月一日起生效之技術服務協議以及於二零零五年八月十六日及二零零五年八月二十五日之補充協議。

(ii) 董事會函件，全文載於本通函第4至15頁；

(iii) 獨立董事委員會函件，全文刊載於本通函第16頁；

(iv) 獨立財務顧問函件，全文載於本通函第17至35頁；

(v) 本通函；及

(vi) 唐勵治先生與本公司所訂立將於二零零七年十二月三十一日屆滿之服務合約。

9. 專家資格及同意

(a) 以下為於本通函提供意見或建議之專家之資格：

名稱	資格
新百利有限公司	可從事證券及期貨條例項第1類（買賣證券）、第4類（就證券提供意見）、第6類（就企業融資提供意見）及第9類（資產管理）受規管活動之持牌法團

(b) 於最後實際可行日期，新百利有限公司概無本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員證券之權利（不論可依法強制執行與否）。

(c) 新百利有限公司已就本通函之刊發發出同意書，同意於本通函按其現有格式及內容載入其函件及引述其名稱，且迄今並無撤回同意書。

平集團自二零零五年十二月三十一日(即第一太平集團最近期經審核財務報表之編製日期)起之財務及貿易狀況有任何重大不利變動。

7. 要求按股數投票表決之程序

根據本公司之公司細則第79條,以下人士可要求以按股數投票方式表決:

(i) 大會主席;或

(ii) 當時有權在大會投票之最少三(3)名親身出席之股東或受委代表;或

(iii) 持有不少於佔有權在大會投票股東總投票權十分一的一名或以上親身出席之股東或受委代表;或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表,且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一。

8. 備查文件

下列文件之副本由即日起至二零零六年六月五日(包括該日在內)之正常辦公時間內在本公司之辦事處可供查閱(地址為香港中環康樂廣場八號交易廣場第二座二十四樓):

(i) 麵食業務交易,詳情如下:

(a) FID與DUFIL於二零零五年三月二十八日訂立自二零零五年四月一日起生效之銷售及供應協議及日期為二零零五年七月一日之附件;

(b) CKA與DUFIL於二零零五年三月二十八日訂立自二零零五年四月一日起生效之銷售及供應協議及日期為二零零五年十月三日之附件;

(c) Indofood與DUFIL於二零零二年十一月一日訂立之商標及技術服務協議;

(d) FID與Pinehill於二零零五年三月二十八日訂立自二零零五年四月一日起生效之銷售及供應協議;

(e) CKA與Pinehill於二零零五年三月二十八日訂立自二零零五年四月一日起生效之銷售及供應協議;

根據合約應付的任何浮動酬金款項包括相當於基本年度袍金0%至50%之年度酌情花紅、參與本公司於二零零四年五月二十四日採納之購股權計劃以及本公司高級行政人員一般享有之其他額外補貼及福利。唐勵治先生之僱用期屆滿後將獲得額外退休福利，計算方法為自一九八七年八月起為本公司服務每滿一年則可獲兩個月薪酬計算。

除以上所述者外，概無其他董事與本公司訂立本公司若不作賠償（法定補償除外）則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後實際可行日期，本公司及其任何附屬公司概無牽涉任何重大之訴訟或仲裁，以及就董事所知，本集團之成員公司亦沒有面對任何尚未了結或對其構成威脅的重大候審訴訟或索償要求。

5. 競爭權益及重大合約

於最後實際可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

於最後實際可行日期，各董事概無於與本集團業務有重大關係之合約或安排中擁有任何重大權益。

於最後實際可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發經審核賬目日期以來所收購、出售或租賃之任何資產中擁有任何直接或間接權益。

6. 重大不利變動

如本集團二零零五年經審核綜合財務報表附註39(C)所披露有關二零零五年十二月三十一日後事項及Metro Pacific為籌措新資本之資本結構調整及重組計劃，本集團計劃於建議供股中參與最多約791,000,000披索或15,000,000美元。

除以上所述及除可能由於購股權負債價值增加或減少而引致於本集團財務報表錄得的潛在會計虧損或溢利，該購股權負債與PLDT股份價格變動有很大的相關性，其蘊含於賬面值為199,000,000美元及可換成PLDT股份的可轉換票據內，董事並不知悉第一太

(b) First Pacific Investments (BVI) Limited (「**FPIL-BVI**」),該公司在英屬維爾京群島註冊成立。於最後實際可行日期,FPIL-BVI 實益擁有628,296,599股普通股,約佔當日本公司已發行股本之19.70%。本公司的主席林逢生擁有FPIL-BVI全部已發行股本之實益權益。因此,林氏被視為擁有FPIL-BVI 所持股份的權益。

(c) Brandes Investment Partners, LP (「**Brandes**」),一間美國公司,於二零零六年四月,Brandes 通知本公司其持有本公司415,082,387股普通股,約佔本公司已發行股本之13.02%。於最後實際可行日期,本公司並無接獲有關Brandes於本公司股權變動之其他通知。

(d) Marathon Asset Management Limited (「**Marathon**」),該公司於英國註冊成立。於二零零五年十一月,Marathon通知本公司其持有本公司204,709,173股普通股,約佔本公司已發行股本之6.42%。於最後實際可行日期,本公司並無接獲有關Marathon於本公司股權變動之其他通知。

(e) Deutsche Bank Aktiengesellschaft(「**DBA**」),該公司於德國註冊成立。於二零零六年三月,DBA已通知本公司其持有本公司176,524,000股股份(好倉),約佔本公司已發行股本之5.54%;以及本公司14,571,000股普通股(淡倉),約佔本公司已發行股本之0.46%。於最後實際可行日期,本公司並無接獲有關DBA於本公司股權變動之其他通知。

(f) Salerni International Limited(「**Salerni**」),該公司在英屬維爾京群島註冊成立。於最後實際可行日期,透過持有FPIL-Liberia 46.8%權益及FPIL-BVI 66.666%權益,擁有本公司1,418,525,963股股份權益(好倉),相當於本公司已發行股本約44.48%。

3. 服務合約

唐勵治先生與本公司訂立之服務合約將於二零零七年十二月三十一日屆滿。根據合約應付固定酬金金額(不包括退休金付款安排)現為每年1,035,000美元,酬金須分12個月支付,以每月月底支付86,250美元方式進行。

- Albert F. del Rosario擁有100,025股PLDT之普通股(p)、1,560股PLDT之優先股(p)、以代理人身份代表另一位人士持有32,231,970股Prime Media Holdings, Inc.(PMH)之優先股(p)、以實益擁有人身份擁有4股PMH之普通股(p)、100股Negros Navigation Co., Inc.之普通股(p)、4,922股Costa de Madera Corporation之普通股(p)、以實益擁有人身份擁有19,999股FPD Savills Consultancy Philippines, Inc.之普通股(p)、以若干信託受益人身份擁有1股FPD Savills Consultancy Philippines, Inc.之普通股(p)、15,000股Metro Pacific Land Holdings Inc.之普通股(p)及80,000股Metro Strategic Infrastructure Holdings, Inc.之普通股(p)。

(p)=個人權益，(c)=法團權益

除上文披露者外，於最後實際可行日期，概無本公司董事及行政總監於本公司或任何相聯法團(定義見證券及期貨條例)之股份、股票衍生工具相關股份及債券中，擁有或被視作擁有：(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東權益

就本公司董事或行政總監所知，於最後實際可行日期，下列人士(本公司董事或行政總監除外)為須根據證券及期貨條例第XV部第2及3分部向本公司披露擁有本公司股份或本公司相關股份的權益或淡倉，或直接或間接擁有於任何情況下在本集團任何其他成員公司股東大會投票之任何類別股本面值10%或以上權益：

(a) First Pacific Investments Limited(「**FPIL-Liberia**」)，該公司在利比里亞共和國註冊成立。於最後實際可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，約佔當日本公司已發行股本之24.78%。FPIL-Liberia由本公司主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔之權益已列示於第37頁。林逢生先生被視為擁有FPIL-Liberia所持股份之權益。

姓名	普通股	約佔已發行股本之百分比(%)	普通股購股權
謝宗宣	—	—	2,840,000
Graham L. Pickles	—	—	2,358,000
陳坤耀 *(金紫荊星章、CBE、太平紳士)*	—	—	2,840,000

(c):公司權益,(p):個人權益

附註 1: 林逢生先生擁有First Pacific Investments (BVI) Limited 100%權益,而該公司則擁有本公司628,296,599股股份。於該公司股份中,33.334%由林逢生先生直接持有,而66.666%則由Salerni International Limited持有(林逢生先生直接持有Salerni International Limited全部已發行之股本)。林逢生先生亦持有First Pacific Investments Limited 56.8%權益,而該公司則擁有本公司790,229,364股股份。於該公司股份中,10%由林逢生先生直接持有,而46.8%則由Salerni International Limited持有。

First Pacific Investments Limited餘下之43.2%權益分別由本公司非執行董事林文鏡先生、林宏修先生及Ibrahim Risjad先生分別擁有30%、10%及3.2%。

(b) *於相聯法團股份好倉*

- 彭澤倫擁有15,048,064股Metro Pacific Corporation (MPC) 之普通股(p)、以實益擁有人身份擁有196,362股Philippine Long Distance Telephone Company (PLDT)之普通股(p)及360股PLDT優先股(p),並以代理人身份代表另一位人士持有15,417股PLDT普通股,以及3,500,000股Pilipino Telephone Corporation 之普通股(p)。
- 唐勵治擁有16,741,348股MPC之普通股(p)及104,874股PLDT之普通股(p)。
- 林文鏡擁有15,520,335股PT. Indofood Sukses Makmur Tbk. (Indofood) 之普通股(c)。
- 林宏修擁有15,520,335股Indofood之普通股(c)。
- Ibrahim Risjad擁有6,406,180股Indofood之普通股(c)。
- 林逢生擁有632,370股Indofood之普通股(c)。

1. 責任聲明

本通函所載資料乃遵照上市規則要求而刊載，藉以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

2. 披露權益

(i) 董事擁有本公司及其相聯法團之權益

於最後實際可行日期，本公司董事及行政總監於本公司之股份及於本公司或任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(a)　於本公司股份好倉

姓名	普通股	約佔已發行股本之百分比(%)	普通股購股權
林逢生	1,418,525,963(c) *（見附註1）*	44.48	–
彭澤倫	6,026,759(p)	0.19	31,800,000
唐勵治	13,132,129(p)	0.41	31,800,000
黎高信	–	–	24,500,000
Albert F. del Rosario 大使	–	–	2,840,000

鑑於(i)Indofood擬及繼續有意在不產生重大資金風險或對品牌構成潛在損害之風險情況下，於沙地阿拉伯、中東及尼日利亞拓展業務；(ii)Indofood總結，而吾等認同，為迎合當地口味與市場推廣方法，於任何情況下，均需當地合作夥伴；(iii)Pinehill為合適合作夥伴，惟不願意於沒有最少持續五年協議情況下作出及維持作出就成立及拓展業務必需之相當資金承諾；及(iv)尼日利亞有關機關對DUFIL授權及技術交易之協議施加為期四年之條件，故吾等認為，商標授權及技術服務供應協議年期必須超過三年。根據上文所概述吾等對其他商標授權及類似安排之研究，吾等亦認為，與DUFIL及Pinehill之協議性質類似且涉及長期國際商業關係及發展之協議年期超過三年，乃屬一般商業慣例。

因此，吾等建議獨立董事委員會，建議獨立股東投票贊成將於股東大會提呈以批准與DUFIL及Pinehill就麵食業務交易所訂立協議、麵食業務交易及年度上限之普通決議案。

此致

獨立董事委員會及
列位獨立股東 台照

代表
新百利有限公司
主席
邵斌
謹啟

二零零六年五月二十二日

就亞洲鋯業、廣州藥業、山東新華及王老吉而言，股東向上市發行人或其聯營公司（就王老吉而言）授出商標授權，以支援及發展上市發行人之業務。其他個案涉及冀望建立長期策略關係之跨境併購，所涉及公司擬善用著名品牌進一步發展其國際業務。吾等亦注意到另一項跨境併購活動，當中冠捷科技有限公司（「冠捷」）自Koninklijke Philips Electronics N.V.（「飛利浦」）收購若干研究、開發及製造顯示器、平面電視及相關原設備製造商銷售業務。作為該收購一部分，飛利浦承諾自冠捷採購若干顯示器及平面電視，為期五年，並就進一步五年期享有優先選擇權，而冠捷則承諾供應上述各項。

吾等認為，Indofood與DUFIL及Pinehill之情況大致與上述情況類似，均涉及鞏固國際業務長期發展之安排。部分上述例子包括就有關交易進行收購。儘管Indofood並無與DUFIL或Pinehill進行合併或收購交易，惟該等協議與上述交易目的相同，即就訂約各方間建立長期策略關係。透過按超過三年之可重續年期授出「Indomie」及／或「Supermi」（僅就Pinehill而言）商標授權，Indofood與DUFIL及Pinehill建立策略關係，可善用DUFIL及Pinehill之資源，於沙地阿拉伯、中東及尼日利亞推廣及建立「Indomie」及／或「Supermie」（僅就Pinehill而言）品牌。誠如上述個案所顯示，就此類策略國際合作而言，三年期之安排一般視為不足夠。

吾等自與Indofood管理層之討論瞭解，授出商標授權及提供技術服務互相關聯，原因為Indofood於並無向DUFIL及Pinehill並行提供技術服務，以確保DUFIL及Pinehill生產之產品達致適當質素水平情況下，不會願意向DUFIL及Pinehill授出其品牌名稱之使用權。吾等同意商標授權與提供技術服務互相關聯。

基於上述各項，吾等認為，商標授權協議及技術服務協議為期超過三年與此類國際合約之一般商業慣例一致。

意見

經考慮上述主要因素後，吾等認為，麵食業務交易乃於　貴集團一般日常業務中進行，而與DUFIL及Pinehill就麵食業務交易訂立之協議條款乃屬一般商業條款。吾等亦認為，與DUFIL及Pinehill就麵食業務交易訂立之協議條款及年度上限對獨立股東而言屬公平合理，而訂立麵食業務交易符合　貴公司及　貴公司股東整體利益。

訂約方	商標授權期間	交易詳情
(g) TCL多媒體科技控股有限公司（「TCL多媒體」）（前稱「TCL國際控股有限公司」）；及 Thomson S.A.（「Thomson」） 通函日期：二零零四年五月三十一日	二十年	TCL多媒體及Thomson貢獻彼等各自有關電視之業務及資產予TTE Corporation（「TTE」），TTE由TCL多媒體及Thomson分別擁有67%及33%。 根據TTE與Thomson訂立之商標授權協議，Thomson向TTE授出可於北美、歐洲及其他地區若干國家就生產及銷售電視產品使用包括「Thomson」、「RCA」、「Scenium」、「LiFE」及「SABA」等若干註冊商標之授權。
(h) 廣州王老吉葯業股份有限公司（「王老吉」）；及 廣州醫藥 授權協議日期：二零零四年十一月八日	直至廣州醫藥不再擁有商標為止	王老吉主要從事在中華人民共和國生產、加工及銷售中藥產品及保健產品。 廣州醫藥授予廣州藥業之共同控制實體王老吉在中華人民共和國使用若干商標以生產王老吉產品之權利。

資料來源：上述協議屬聯交所上市公司之訂約方所刊發公告、年報及通函，或有關訂約方於其網站發放之資料。

訂約方	商標授權期間	交易詳情
(e) 山東新華製藥股份有限公司(「山東新華」);及 山東新華醫藥集團有限責任公司(「山東新華醫藥」) 授權協議日期:一九九六年十二月七日	整個商標有效期,即直至二零一三年二月二十八日,可進一步重續商標註冊	山東新華及其附屬公司主要從事開發、生產及銷售原料藥、製劑、化學產品及其他產品。 山東新華控股股東山東新華醫藥向山東新華授出山東新華現有及日後產品可於中華人民共和國內外使用「新華」商標之使用權。
(f) TCL通訊科技控股有限公司(「TCL通訊」);及 阿爾卡特 授權協議日期:二零零四年八月三十一日	十年及每兩年自動重續,直至發出事先通知終止為止	於授權協議日期,TCL & Alcatel Mobile Phones Limited(「T&A Mobile」)由TCL通訊及阿爾卡特分別擁有55%及45%。 T&A Mobile主要從事流動電話及週邊設備研究及開發業務、分包生產、銷售及分銷。 阿爾卡特向T&A Mobile授出全球權利及授權,可就(其中包括)生產、銷售及推廣由T&A Mobile或TCL通訊集團生產或裝嵌之流動電話使用印有「阿爾卡特」名稱或標識之若干商標。

訂約方	商標授權期間	交易詳情
(c) 廣州藥業股份有限公司(「廣州藥業」);及 廣州醫藥集團有限公司(「廣州醫藥」) 授權協議日期:一九九七年九月一日	十年	廣州藥業及其附屬公司主要從事(i)中成藥製造及銷售;(ii)西藥、中藥產品及醫療器械批發、零售及進出口業務;以及(iii)天然藥物及生物醫藥研究及開發。 廣州醫藥為中華人民共和國之國有企業,並為廣州藥業之控股股東。 廣州醫藥向廣州藥業授出可就其產品使用38個商標之授權。
(d) 聯想集團有限公司(「聯想」);及 International Business Machines Corporation(「IBM」) 授權協議日期:二零零四年十二月七日	五年	聯想及其附屬公司主要從事提供先進資訊科技產品及服務。 聯想向IBM購入若干資產及就IBM個人電腦業務承擔若干責任。 IBM向聯想一家附屬公司授出使用IBM若干商標之授權,用於聯想購入之個人電腦業務所推廣若干產品及廣告。

(iii) 第三方協議

根據吾等之研究，吾等曾審閱合約期超過三年之多項商標授權或類似安排之公開資料。一般而言為五年或以上。有關詳情載列如下：

訂約方	商標授權期間	交易詳情
(a) 亞洲鋯業有限公司（「亞洲鋯業」）；及	商標之法定有關期間	亞洲鋯業及其附屬公司主要從事研究、開發、製造及銷售多類型鋯化合物、電子物料（以鋯製成）、電子陶瓷、新能源物料及充電式電池。
江蘇新興化工集團公司（「新興化工」）		新興化工由亞洲鋯業一名主要股東兼董事實益擁有。
授權協議日期：二零零零年七月十二日		根據新興化工與亞洲鋯業全資附屬公司宜興新興鋯業有限公司（「宜興新興鋯業」）訂立之商標授權協議，新興化工向宜興新興鋯業授出可於日本、中華人民共和國及美利堅合眾國使用「龍晶」商標之授權。
(b) BenQ Corporation（「BenQ」）；及	五年	BenQ同意購買Siemens流動電話業務。作為收購一部分，BenQ取得自交易結束起計五年期間內使用「BenQ-Siemens」品牌名稱之權利。
Siemens AG（「Siemens」）		
公佈日期：二零零五年六月七日		

5. **有關DUFIL授權及技術交易、Pinehill授權交易及Pinehill技術交易之協議年期**

(i) 年期超逾三年之理由

吾等已與執行董事討論有關DUFIL授權及技術交易、Pinehill授權交易及Pinehill技術交易協議年期之理據。根據商標授權協議，Pinehill負責於沙地阿拉伯及中東以「Indomie」及「Supermi」品牌製造及推銷麵食產品。為履行其責任，Pinehill須投資於一系列生產線及建立分銷渠道。Pinehill所動用百分比年度銷售額作為其麵食產品之市場推廣開支，接近Indofood所用數額兩倍。鑑於資本承擔重大及分配大量資源宣傳及推廣「Indomie」及「Supermi」麵食產品，Pinehill要求可延長五年之商標授權及技術服務協議。從Indofood之角度看，有關安排致使Indofood可於五年期間內自其不欲投入本身資本之市場取得經常收入。為保證Pinehill以「Indomie」及「Supermi」品牌製造之麵食質素，PIPS與Pinehill亦訂立五年可重續技術服務協議，即技術服務協議將與Pinehill之相關商標授權協議一同終止。

有關DUFIL授權及技術交易之協議須獲尼日利亞有關機關批准及作為授出批准之其中一項條件，有關協議之年期為四年。

(ii) 其他有關Indofood協議

吾等獲知會，Indofood一家聯營公司與一家合營公司訂立另外兩份商標／技術支援協議，與DUFIL授權及技術交易、Pinehill授權交易及Pinehill技術交易之協議性質相同。Indofood之聯營公司獲一名獨立國際麵食製造商授予商標授權及取得技術支援，為期二十七年。此外，Indofood其中一家合營企業亦獲一家獨立國際食品公司授予商標授權及取得技術支援，初步為期十年，並可自動重續五年。

(ii) 根據上市規則第14A.37條，獨立非執行董事須每年檢討麵食業務交易，並於 貴公司年報及賬目中確認麵食業務交易乃於以下情況訂立：(a) 貴公司一般日常業務中；(b)按一般商業條款或倘並無足夠可供比較交易以判斷是否按一般商業條款，則按不遜於向獨立第三方提供或獨立第三方向 貴集團提供之條款；及(c)根據有關協議進行且條款屬公平合理，並符合 貴公司股東整體利益；

(iii) 根據上市規則第14A.38條， 貴公司核數師將每年審閱麵食業務交易，並於進行麵食業務交易之各有關財政年度在致董事會函件（函件副本須於 貴公司大量印製年報前最少十個營業日送交聯交所）內確認已審閱有關交易；

(iv) 貴公司將准許及促使麵食業務交易之有關交易對手向 貴公司核數師提供有關麵食業務交易之充分記錄，如上文第(iii)段所述以供核數師審閱。董事會須於年報表示其核數師是否已確認上市規則第14A.38條所述事宜；及

(v) 倘麵食業務交易總額超過年度上限，或監管麵食業務交易之有關協議條款作出任何重大修訂， 貴公司將遵守監管關連交易之適用上市規則條文。

鑑於麵食業務交易附有之條件，特別是(i)以年度上限限制麵食業務交易價值；(ii)獨立非執行董事及 貴公司核數師持續審閱麵食業務交易條款；及(iii) 貴公司核數師持續審閱且確認並無超出年度上限，吾等認為，將具備適當措施監管進行麵食業務交易及保障獨立股東之利益。

預期於二零零六年向Pinehill銷售之包裝物料增加，部分歸因於Pinehill之預期銷量增加，而部分則由於就Pinehill於二零零五年推出之碗麵產品向其供應封蓋。

由於Pinehill包裝交易協議於二零零八年三月三十一日屆滿，徵求獨立股東批准之二零零八年年度上限指截至二零零八年三月三十一日止三個月之上限。

(iii) 商標授權（「Pinehill授權交易」）

根據有關Pinehill授權交易與Pinehill訂立之協議，專利權費用按Pinehill之「Indomie」及「Supermi」產品銷售額1%計算。截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度各年，向Pinehill收取之授權費分別約400,000美元、400,000美元及500,000美元。根據Pinehill之年度業務計劃，截至二零零六年、二零零七年及二零零八年十二月三十一日止三個年度各年，Pinehill授權交易之年度上限分別設定為800,000美元、900,000美元及1,100,000美元。有關年度上限較上一年增加約60%、13%及22%，整體與Pinehill之預期銷售額增幅一致。

(iv) 提供技術服務（「Pinehill技術交易」）

Pinehill須就PIPS提供之技術服務向其支付費用。有關費用現按Pinehill之「Indomie」及「Supermi」產品銷售額2%計算，截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度各年分別約800,000美元、900,000美元及1,000,000美元。根據Pinehill之年度業務計劃，截至二零零六年、二零零七年及二零零八年十二月三十一日止三個年度各年，Pinehill技術交易之年度上限分別設定為1,500,000美元、1,900,000美元及2,100,000美元。有關年度上限較上一年增加約50%、27%及11%，整體與Pinehill之預期銷售額增加一致。

經考慮上述釐定年度上限之基準後，吾等認為年度上限屬公平合理。

4. 麵食業務交易條件

為符合上市規則之規定，進行麵食業務交易須受若干條件所規限，包括（其中包括）：

(i) 不得超過截至二零零六年、二零零七年及二零零八年十二月三十一日止三個財政年度各年之年度上限；

由於Pinehill食材交易協議將於二零零八年三月三十一日屆滿，徵求獨立股東批准之二零零八年年度上限指截至二零零八年三月三十一日止三個月之上限。

(ii) 銷售及供應彈性包裝物料（「Pinehill包裝交易」）

Pinehill包裝交易於截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之概約價值如下：

	二零零三年	**二零零四年**	**二零零五年**
	（百萬美元）	*（百萬美元）*	*（百萬美元）*
Pinehill包裝交易價值	1.6	1.9	2.2
相對上年度之百分比變動		+18.8%	+15.8%

售予Pinehill之彈性包裝材料僅用作包裝由Pinehill銷售之麵食產品。於過去數年，向Pinehill之包裝材料銷售增加，整體與Pinehill之麵食產品銷售增長一致，惟由於Pinehill之產品存貨水平不同，因而可能存在輕微波動。於二零零五年，Indofood亦就Pinehill之碗麵產品向其供應封蓋，此乃Pinehill推出之新麵食產品。於截至二零零五年十二月三十一日止三個年度，向Pinehill作出之包裝材料銷售量相當於Pinehill麵食產品銷售量平均約0.012%。根據該等過往銷售量比率、Pinehill年度業務計劃所載預期銷量及假設包裝材料之單位價將維持於相同現有水平，並就銷量及訂價之不可預見波動計入一般緩衝後，Indofood管理層估計Pinehill包裝交易之年度上限如下：

	二零零六年	**二零零七年**	**二零零八年**
	（百萬美元）	*（百萬美元）*	*（百萬美元）*
Pinehill包裝交易年度上限	3.3	4.0	1.2
相對上年度之百分比變動	+50.0%	+21.2%	+20.0% （按年計算）

與Pinehill之麵食業務交易

(i) 銷售及供應食品材料及麵食調味料(「Pinehill食材交易」)

Pinehill食材交易於截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之概約價值如下:

	二零零三年 *(百萬美元)*	**二零零四年** *(百萬美元)*	**二零零五年** *(百萬美元)*
Pinehill食材交易價值	7.4	6.4	8.1
相對上年度之百分比變動		-13.5%	+26.6%

由於自二零零三年結轉之調味料存貨及二零零四年底Indofood付運延誤,Indofood於二零零四年向Pinehill銷售食品材料及麵食調味料減少。於二零零五年,銷售食品材料及麵食調味料較二零零四年增加約26.6%,大致上與Pinehill於二零零五年之包裝麵食銷量增幅一致。

Pinehill之麵食產品銷售額近年不斷增加。自二零零三年起,Pinehill每年錄得約23%銷量增長。Pinehill管理層擬專注於廣受市場接納之口味,與此同時逐步推出新產品,以建立其市場佔有率。就此,Pinehill計劃於二零零六年及二零零七年透過設立新生產線提升其生產力。根據Pinehill之年度業務計劃,Indofood預期向Pinehill作出之材料及調味料產品銷量將大致上隨著Pinehill預期銷量增幅而增加。就設定年度上限而言,Indofood管理層預期將售予Pinehill之調味料產品單位價格將維持於現時相若水平。經計及上述因素及就未能預見銷量波動及價格調整而計入之一般緩衝後,Pinehill食材交易之年度上限訂定如下:

	二零零六年 *(百萬美元)*	**二零零七年** *(百萬美元)*	**二零零八年** *(百萬美元)*
Pinehill食材交易年度上限	13.5	14.9	4.3
相對上年度之百分比變動	+66.7%	+10.4%	+15.4% (按年計算)

向DUFIL銷售之彈性包裝物料僅用作包裝由DUFIL銷售之麵食產品。於過去數年，向DUFIL提供包裝物料之銷售額增加之幅度大致上與DUFIL麵食產品之銷量增長幅度一致，惟DUFIL之麵食產品及包裝物料存貨量變動或會導致輕微波動。截至二零零五年十二月三十一日止三個年度，向DUFIL銷售包裝物料之數量平均相當於DUFIL麵食產品銷量約0.012%。根據歷史銷量比率、DUFIL年度業務計劃所載銷量預測以及假設包裝物料之單位價格將維持於現有水平，並就銷量及訂價之不可預見波動計入一般緩衝後，Indofood之管理層預期DUFIL包裝交易之年度上限如下：

	二零零六年	二零零七年	二零零八年
	(百萬美元)	*(百萬美元)*	*(百萬美元)*
DUFIL包裝交易之年度上限	6.0	8.4	8.0
相對上年度之百分比變動	+81.8%	+40.0%	+27.0% (按年計算)

由於DUFIL包裝交易之協議將於二零零八年十月二日屆滿，須徵求獨立股東批准之二零零八年年度上限指二零零八年一月一日起至十月二日止期間之限額。

(iii) 商標授權及提供技術服務(「DUFIL授權及技術交易」)

根據與DUFIL訂立有關DUFIL授權及技術交易之協議，專利權費用及技術服務費用乃按DUFIL銷售「Indomie」產品之銷售額1%計算。截至二零零三年、二零零四年及二零零五年十二月三十一日止三個年度各年，向DUFIL收取之授權及技術服務費用分別約為600,000美元、900,000美元及1,600,000美元。根據DUFIL年度業務計劃所載銷量預測，DUFIL授權及技術交易截至二零零六年、二零零七年及二零零八年十二月三十一日止三個年度各年之年度上限分別為3,400,000美元、4,700,000美元及6,100,000美元。該等年度上限分別較上一年增加約113%、38%及30%，大致上與DUFIL麵食銷售額之預期增幅一致。

由於麵食產品於尼日利亞市場取得良好市場反應，Indofood管理層預期，DUFIL麵食產品之市場需求將不斷增加。為把握此市場增長潛力並取得更大市場份額，DUFIL已向Indofood表示其計劃於二零零六年將其產能大幅增加，並於二零零七年及二零零八年繼續增加其產能。為取得更大市場份額，DUFIL亦表示其擬於市場推出新產品，並擴展其分銷網絡，根據DUFIL之年度業務計劃，Indofood預期向DUFIL銷售之食材及調味料產品數量將大致上與DUFIL之銷量相應增加。就釐定年度上限而言，Indofood管理層亦計劃增加將於二零零六年向DUFIL銷售調味料產品之單位價格。經考慮上述因素及就不可預測之銷量變動及價格調整加入一般緩衝後，DUFIL食材交易之年度上限訂定如下：

	二零零六年	二零零七年	二零零八年
	(百萬美元)	*(百萬美元)*	*(百萬美元)*
DUFIL食材交易之年度上限	18.8	26.0	8.1
相對上年度之百分比變動	+129.3%	+38.3%	+24.6% (按年計算)

由於DUFIL食材交易之協議將於二零零八年三月三十一日屆滿，須徵求獨立股東批准之二零零八年年度上限指截至二零零八年三月三十一日止三個月之限額。

(ii) 銷售及供應彈性包裝物料(「DUFIL包裝交易」)

DUFIL包裝交易截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之概約價值如下：

	二零零三年	二零零四年	二零零五年
	(百萬美元)	*(百萬美元)*	*(百萬美元)*
DUFIL包裝交易之價值	1.1	1.4	3.3
相對上年度之百分比變動		+27.3%	+135.7%

根據上述分析及核數師對過去交易之審閱，吾等認為，麵食業務交易乃按一般商業條款進行。

3. 年度上限

麵食業務交易須受年度上限限制，截至二零零六年、二零零七年及二零零八年十二月三十一日止三個財政年度各年之麵食業務交易價值，不超過通函董事會函件所載適用年度上限。

評估年度上限是否合理時，吾等已與 貴公司管理層討論就向DUFIL及Pinehill銷售食品材料及包裝物料之銷量預測增長以及向DUFIL及Pinehill銷售產品之價格趨勢之預測所採納基準及相關假設，以釐定年度上限。

與DUFIL之麵食業務交易

(i) 銷售及供應食品材料及麵食調味料（「DUFIL食材交易」）

DUFIL食材交易截至二零零三年、二零零四年及二零零五年十二月三十一日止年度之概約價值載列如下：

	二零零三年 *（百萬美元）*	二零零四年 *（百萬美元）*	二零零五年 *（百萬美元）*
DUFIL食材交易之價值	3.7	3.1	8.2
相對上年度之百分比變動		-16.2%	+164.5%

食品材料及麵食調味料銷售額於二零零四年下跌乃主要由於調味料之平均售價下跌約10%。此外，由於DUFIL於二零零三年所購買調味料之存貨積存以及Indofood於二零零四年底之運貨延誤，故DUFIL向Indofood購買之調味料產品減少。

食品材料及麵食調味料銷售額於二零零五年較二零零四年大幅增加，主要由於DUFIL之包裝麵食銷售額增加約75%。然而，食品材料及調味料銷量增加幅度超出DUFIL麵食產品之銷量增長幅度，此乃由於若干種類之麵食或會包含兩種調味料，且DUFIL預測銷售額增加，故於二零零五年開始儲存調味料之存貨。

日利亞市場銷售。Indofood亦向Pinehill授出使用「Indomie」及「Supermi」商標生產即食麵之獨家權利，以於沙地阿拉伯及中東生產即食麵。

為確保DUFIL及Pinehill以「Indomie」及「Supermi」（僅Pinehill）品牌所生產即食麵之質素，Indofood及其一家附屬公司PIPS同意分別向DUFIL及Pinehill就即食麵生產業務提供技術支援。Indofood及PIPS須負責（其中包括）(i)協助選取及採購機器及設備；(ii)系統設計及安裝機器及設備；及(iii)就品質控制、原材料管理及包裝提供協助。透過該等技術支援安排，Indofood可確保DUFIL及Pinehill以「Indomie」及「Supermi」（僅Pinehill）品牌所生產即食麵之質素。

與DUFIL就商標授權及提供技術服務訂立之協議於截至二零零六年十一月二十九日止四個年度期間有效。與Pinehill訂立之商標授權及提供技術服務協議於五年期間內有效，已於二零零五年十二月三十一日屆滿，並自二零零六年一月一日起計重續五年。DUFIL須向Indofood支付專利權費及技術服務費，該等費用乃按DUFIL銷售各項「Indomie」產品之銷售額1%計算。就Pinehill而言，專利權費用乃按Pinehill銷售「Indomie」及「Supermi」產品之銷售額1%計算。Pinehill亦須向PIPS支付技術服務費，該費用現按Pinehill銷售「Indomie」及「Supermi」產品之銷售額2%計算。

評估商標授權及提供技術服務之協議條款時，吾等注意到，Indofood之聯營公司獲一家獨立國際麵食生產商授予商標特許權及提供技術支援，現時所收取之專利權費用乃按該聯營公司銷售額之1%計算。Indofood之一家合營企業亦向一家獨立國際食品公司支付其銷售額之2.5%作為商標授權及技術支援費用。Indofood向DUFIL收取之專利權及技術服務費用乃於上述兩項可資比較交易之獨立人士所收取費用範圍內，而向Pinehill收取之費用則於高於向獨立人士所支付費用。

(iv) 核數師審閱麵食業務交易

貴公司核數師已就截至二零零五年十二月三十一日止年度之麵食業務交易（「過去交易」）進行審閱。吾等注意到，除於　貴公司二零零五年報所載Indofood集團運送貨物延誤及逾期繳交款項之若干事件外，核數師確認，過去交易乃按上市規則第14A.38條所載方式進行。

銷售。味精乃廣泛用作食品調味之產品，其銷售額佔味丹截至二零零四年及二零零五年十二月三十一日止兩個年度各年之總銷售額約70%。根據味丹之年報，味丹於二零零五年錄得經審核毛利率約17.2%。Indofood向DUFIL及Pinehill銷售麵食調味料產品錄得之毛利率較味丹錄得之毛利率高，此乃主要由於市場及產品不同之影響。此外，Indofood向DUFIL及Pinehill銷售麵食調味料產品錄得之毛利率較即食麵銷售錄得之毛利率高，因此，麵食調味料為高增值產品，而Indofood向DUFIL及Pinehill供應該等產品符合Indofood之利益。

(ii) 彈性包裝物料之銷售及供應

根據與DUFIL及Pinehill訂立之彈性包裝供應協議條款，Indofood附屬公司CKA提供包裝紙及封蓋（就封蓋而言，僅向Pinehill提供）等彈性包裝物料以生產即食麵，為期三年。就DUFIL而言，售價須由CKA與其不時釐定及協定，並每季審閱。DUFIL須於發單日後六十日內以信用狀形式支付款項。就Pinehill而言，倘其中一項原材料之成本變動多於10%，須則檢討售價，銷售金額須於發單日後三十日內支付。執行董事表示，向DUFIL及Pinehill收取之價格乃經參考包裝物料之現行國際市場價格後公平磋商釐定。吾等進一步自執行董事得知，售予Pinehill及DUFIL之包裝物料基本上相同，僅在呎吋及顏色等規格上有分別。為評估價格是否合理，吾等已比較CKA收取之價格與DUFIL向獨立供應商獲取之報價。吾等注意到，CKA收取之價格高於獨立供應商提供之價格，而付款條款則大致相同。

(iii) 商標授權及提供技術服務

Indofood向DUFIL授出使用「Indomie」商標專利權生產即食麵以於尼

持有Pinehill 41%權益之股東於一九九五年之前一直分銷「Indomie」品牌麵食。隨著貨量增加，必需在本地安裝生產線，惟由於一九九二年波斯灣戰爭後帶來不穩定因素，於一九九四／九五年度作出該決定時，Indofood不願就所涉及資金承受風險。此外，於一九九四年在印尼上市之Indofood管理層擬減低潛在政治及經營風險。因此，Indofood決定透過於一九九五年與Pinehill訂立授出商標協議打入中東市場，Pinehill股東對該市場擁有豐富認知及專業知識，致使Indofood之麵食產品可發展中東市場，並於該等市場以極低或無風險之情況下建立「Indomie」及「Supermi」品牌，Indofood亦可於該等市場獲得寶貴之本地經驗。為確保Pinehill以「Indomie」及「Supermi」品牌所生產即食麵之品質，PIPS同意向Pinehill就其於沙地阿拉伯及中東之即食麵生產提供技術支援，而Indofood集團亦同意向Pinehill提供麵食調味料及包裝物料。

持有DUFIL 50%權益之股東於尼日利亞擁有豐富食品分銷經驗。基於上述近似原因（除一九九二年波斯灣戰爭後帶來不穩定因素外），Indofood於一九九五年與DUFIL訂立商標及技術服務協議，向DUFIL授出於尼日利亞使用「Indomie」商標之獨家專利權。Indofood集團亦同意向DUFIL供應麵食調味料及包裝物料。

2. 麵食業務交易之主要條款

(i) 食品配料及麵食調味料之銷售及供應

根據與DUFIL及Pinehill訂立之麵食調味料供應協議，Indofood同意向DUFIL及Pinehill提供調味粉、調味油及配料等麵食調味料以生產即食麵，自相關協議日期起計初步為期三年。售價須不時釐定及協定，並於發單日後六十日內繳付。

吾等獲執行董事知會，Indofood不會在並無訂立同等商標授權協議之情況下向其他人士提供麵食調味料，以保障獨特麵食調味料配方。於最後實際可行日期，僅DUFIL及Pinehill獲授權使用Indofood擁有之商標。因此，並無可資比較第三方交易可與就麵食調味料產品向DUFIL及Pinehill收取之價格作比較。

為評估向DUFIL及Pinehill提供調味料之價格是否合理，吾等比較向DUFIL及Pinehill出售產品之毛利率與主要業務為生產及供應調味料產品公司之毛利率。就此，吾等選定聯交所主板上市公司味丹國際（控股）有限公司（「味丹」）。味丹主要於越南及其他亞洲國家從事發酵氨基酸、食品添加劑產品及木薯澱粉產品，包括化工澱粉、葡萄糖漿、味精、調味料及飲料的製造及

中進行、七類麵食業務交易之協議條款是否符合公平合理之一般商業條款、麵食業務交易各自之年度上限對獨立股東而言是否公平合理向獨立股東提供建議。新百利有限公司已獲委任就該等事宜向獨立董事委員會及獨立股東提供意見。此外，根據上市規則第14A.35(1)條，吾等須解釋Indofood集團向DUFIL及Pinehill提供技術服務及有關商標授權之合約年期超過三年之理由，並確認訂立該些超過三年之合約屬一般商業慣例。

在得出意見時，吾等倚據依賴執行董事及　貴公司管理層提供之資料、事實及表達之意見，並假設該等資料、事實及意見所有重大部分於作出至股東大會舉行日期屬真確完整。吾等已徵求並獲得執行董事確認，吾等獲提供之資料及意見並無遺漏任何重大事實。吾等認為已獲提供足夠資料以達致知情意見，並具備充分理據依賴該等資料，吾等亦無理由懷疑任何重大資料被遺漏，以及懷疑所獲提供資料之真實性或準確性。然而，吾等並無獨立調查　貴集團業務及事務，或獨立核實所獲提供資料。

所考慮之主要因素及理由

於考慮麵食業務交易條款及年度上限對獨立股東而言是否公平合理時，吾等已考慮下列主要因素及理由：

1. 麵食業務交易之背景及理由

Indofood為印尼首屈一指之加工食品公司，向其客戶提供全面食品解決方案。Indofood於雅加達設立基地，並於雅加達及泗水證券交易所上市。麵食、麵粉、食油及油脂乃Indofood主要產品。Indofood亦參與食品調味料、零食、營養及特別食品以及分銷業務。「Indomie」及「Supermi」為Indofood麵食產品之主要品牌。

根據吾等與管理層之討論，麵食生產主要按地區於區內進行。麵食較輕，但於包裝後體積較大且價值較低，故運送往較遠之國家不符合經濟原則。舉例說，於二零零五年，Indofood生產之麵食約98%乃於印尼境內發售。此外，於沙地阿拉伯及中東等市場，消費者口味及市場推廣／分銷方式與印尼有相當差別。因此需尋求當地夥伴向Indofood提供該等市場推廣因素之剖析。

以下為獨立財務顧問新百利有限公司致獨立董事委員會及獨立股東之意見函件，以供載列於本通函：

新百利有限公司
香港
中環
金融街8號
國際金融中心第二期
22樓2201室

敬啟者：

持續關連交易

吾等獲委任就麵食業務交易向獨立董事委員會及獨立股東作出意見，須徵求獨立股東批准七類麵食業務交易各自之年度上限。麵食業務交易及適用年度上限詳情載於　貴公司向股東寄發日期為二零零六年五月二十二日之通函（「通函」）董事會函件內，本函件為通函其中部分。本函件所用詞彙與通函所界定者具有相同涵義。

Indofood集團之有關成員公司已與DUFIL及Pinehill就Indofood之麵食業務訂立一系列協議。該等交易主要關於麵食調味料、包裝物料及相關技術服務以及Indofood集團授權DUFIL及Pinehill使用有關商標。根據上市規則第14A.14條，上述交易各自構成　貴公司持續關連交易，此乃由於DUFIL及Pinehill均為　貴公司主席兼主要股東及Indofood總裁董事兼行政總裁林逢生先生之聯繫人。由於截至二零零六年、二零零七年及二零零八年十二月三十一日止三個年度各年有關麵食業務交易年度上限總額之適用百分比率（定義見上市規則）超過2.5%，故根據上市規則第14A.18條之規定，麵食業務交易及其各自於該等財政年度之年度上限須待獨立股東於股東大會批准後，方可作實。

貴公司已成立獨立董事委員會，成員包括全部三名獨立非執行董事Graham L. Pickles先生、陳坤耀教授及鄧永鏘先生，以就麵食業務交易是否於日常一般業務過程

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址:http://www.firstpacco.com
(股份代號:00142)

敬啟者:

持續關連交易

茲提述本公司向本公司股東所刊發日期與本函件相同之通函(「通函」),本函件屬通函一部分。除文義另有所指外,本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲董事會委任為獨立董事委員會,就麵食業務交易(包括適用年度上限)向獨立股東提供意見,該等交易詳情載於通函中董事會函件內。

經考慮麵食業務交易之條款(包括適用年度上限)及通函第17至35頁所載獨立財務顧問就此發出之意見後,獨立董事委員會認為,麵食業務交易於本集團日常業務過程中進行,且麵食業務交易之條款對獨立股東而言整體屬公平合理之一般商業條款,並符合本公司及本公司股東整體利益。獨立董事委員會亦認為,年度上限屬公平合理,且與Indofood及Pinehill之商標授權及提供技術服務協年期超過三年為必要及屬一般商業慣例。因此,獨立董事委員會建議獨立股東投票贊成將於股東大會提呈就批准DUFIL及Pinehill就麵食業務交易之協議、麵食業務交易及年度上限之決議案。

獨立董事委員會務請獨立股東注意董事會函件及獨立財務顧問向獨立董事委員會及獨立股東發出之函件,當中載列其就達致意見時所考慮事項及因素。該兩份函件均載於通函內。

此致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事
陳坤耀

獨立非執行董事
Graham L. Pickles

獨立非執行董事
鄧永鏘

謹啟

二零零六年五月二十二日

四樓,惟無論如何必須於股東大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後, 閣下仍可親身出席股東大會或其任何續會,並於會上投票。

根據上市規則第14A.18條,任何於麵食業務交易擁有重大權益之本公司關連人士均須於股東大會放棄就批准麵食業務交易提呈之決議案投票。因此,合共持有相當於本公司已發行股本約44.48%之股份之First Pacific Investments Limited及First Pacific Investments (BVI) Limited將於股東大會放棄就該等決議案投票。所有其他本公司股東均有權於股東大會就有關批准麵食業務交易之決議案投票。

一般資料

閣下務請注意本通函附錄所載的資料。

此致

本公司列位股東 參照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤倫
謹啟

二零零六年五月二十二日

推薦意見

按照上市規則第14A.18條之規定，各項麵食業務交易均須獲獨立股東於股東大會事先批准，方可作實。

獨立董事委員會發出之個別函件向獨立股東表示，獨立董事委員會於考慮獨立財務顧問之推薦意見後認為，麵食業務交易之條款屬公平合理，而該等交易符合本公司及其股東整體利益，並建議獨立股東於股東大會就批准麵食業務交易之決議案投贊成票。該函件載於本通函第16頁。股東務請注意獨立董事委員會發出之函件。

獨立財務顧問新百利有限公司發出之個別函件載有其向獨立董事委員會及獨立股東提供之意見，表示考慮到該函所詳述事項後，麵食業務交易之條款屬公平合理，且符合本公司及其股東整體利益，並建議獨立股東於股東大會就批准麵食業務交易之決議案投贊成票，以及就Indofood與DUFIL、Indofood與Pinehill及PIPS與Pinehill間之交易合約年期超過三年是否屬一般商業慣例之意見。該函件載於本通函第17至35頁。股東另請注意獨立財務顧問新百利有限公司發出之函件。

董事會認為，麵食業務交易之條款屬公平合理，故符合本公司及其股東整體利益，因此，董事會建議獨立股東投票贊成將於股東大會上就麵食業務交易提呈之有關決議案。

股東大會

本公司謹訂於二零零六年六月十四日（星期三）下午三時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東大會，會上將提呈決議案以考慮及酌情批准麵食業務交易，召開大會之通告載於本通函第44至46頁。就此等決議案之表決將以按股數投票方式進行。

隨附供獨立股東於股東大會適用之代表委任表格。無論　閣下能否親身出席股東大會，務請盡快按照隨附代表委任表格上印列之指示填妥及將表格交回第一太平有限公司總辦事處（註明：公司秘書部門），地址為香港中環康樂廣場八號交易廣場第二座二十

截至二零零七年及二零零八年十二月三十一日止各財政年度之年度上限乃以截至二零零六年十二月三十一日止財政年度之年度上限為基準，並假設該兩個年度期間該等業務之增長維持正常水平。

上市規則的含意

根據上市規則第14A.14條，由於與Indofood集團進行有關交易之交易對手均為林逢生先生之聯繫人，林氏為本公司主席、Indofood之總裁董事兼行政總監以及本公司主要股東，故本通函所述各項持續關連交易均構成本公司之持續關連交易。

由於適用於截至二零零六年、二零零七年及二零零八年十二月三十一日止各年度麵食業務交易之年度上限總額之有關百分比率（定義見上市規則）均超出2.5%，故根據上市規則第14A.18條之規定，麵食業務交易及其於各有關財政年度之各年度上限均須獲獨立股東於股東大會批准。

根據上市規則第14A.35(1)條，有關Indofood與DUFIL所訂立之商標及技術服務協議、Indofood與Pinehill就獨家使用「Indomie」及「Supermi」商標訂立之商標授權協議，以及PIPS與Pinehill所訂立之技術服務協議（詳情載於上文麵食業務交易附表），已經獨立財務顧問解釋需要超過三年期間之原因及確認合約年期超過三年乃屬一般商業慣例。

有關本公司及INDOFOOD的資料

本公司為一家建基於香港的投資及管理公司，業務集中於東南亞。本公司主要業務以經營電訊及消費性食品為主。

Indofood為印尼首屈一指的加工食品公司，為其客戶提供全面食品方案。Indofood以雅加達為基地，並於雅加達及泗水證券交易所上市。Indofood透過其四大主要業務部門提供眾多類別的食品：Bogasari（麵粉及意大利麵食）、品牌消費品（麵食、食品調味料、零食以及營養及特別食品）、食油及油脂（種植園、食油、植物牛油及起酥油）及分銷。以生產量計算，Indofood被視為全球最大之即食麵製造商之一，亦為印尼最大之磨粉商。以單一地點生產量計算，Indofood於雅加達之磨粉廠是全球最大磨粉廠之一。Indofood於印尼亦擁有龐大分銷網絡。

附註：

(1) Indofood與DUFIL之商標授權協議之年度上限乃按獨立財務顧問已達致意見，認為協議年期必須超過三年期限，且此類合約年期為三年以上乃屬一般商業慣例，以及假設延長協議年期至二零一零年十一月二十九日獲獨立股東於股東大會批准而釐定。

(2) 上述各項協議（即Indofood與Pinehill之商標授權協議及PIPS與Pinehill之技術服務協議）之年度上限乃按獨立財務顧問確定其先前意見，認為此等協議年期必須超過三年期限，而此類合約年期為三年以上乃屬一般商業慣例，以及假設延長協議年期至二零一零年十二月三十一日獲獨立股東於股東大會批准而釐定。

(3) CKA與DUFIL及Indofood與DUFIL之間之協議各自覆蓋之期間與二零零五年公告所述者略有差異。按二零零五年公告所載，就CKA與DUFIL之協議而言，協議於二零零五年四月一日簽訂，為期三年。附錄於二零零五年十月三日簽訂，因此，三年期間為附錄日期起計三年。按二零零五年公告所載，就Indofood與DUFIL之協議而言，協議於二零零二年十一月一日簽訂。然而，協議於二零零二年十一月三十日取得尼日利亞有關機關批准後，方告生效。作為授出批准之條件之一，尼日利亞有關機關規定協議年期將為自有關機關批准協議日期起計四年，即於二零零六年十一月二十九日屆滿。

有關交易對手的資料

麵食業務交易之交易對手DUFIL及Pinehill各自均從事生產及推銷即食麵業務，DUFIL在尼日利亞經營有關業務，而Pinehill則在沙地阿拉伯及中東經營有關業務。

DUFIL及Pinehill各自均為林逢生先生之聯繫人。林氏為本公司主席、Indofood之總裁董事兼行政總監以及本公司之主要股東。因此，根據上市規則，各項麵食業務交易均構成本公司之持續關連交易。

年度上限之基準

截至二零零六年十二月三十一日止財政年度之年度上限之釐定基礎為截至二零零五年十二月三十一日止財政年度之相應交易價值（見上文）。然而，截至二零零六年十二月三十一日止財政年度之估計年度上限較二零零五年大幅增加。有關升幅反映近年尼日利亞業務及沙地阿拉伯與中東市場增長迅速及成績彪炳，且有關狀況預期將會持續。此外，本公司及Indofood預計此等市場具備優厚增長及未來發展潛力，為抓緊有關商機，故已就於此等市場擴展業務作出進取決定。

協議／安排訂約方		協議／安排性質	協議／安排覆蓋之期間		年度上限			截至二零零五年十二月三十一日止年度交易金額(以供參考)(百萬美元)
Indofood集團旗下實體名稱	關連人士名稱		由	至	截至二零零六年十二月三十一日止年度(百萬美元)	截至二零零七年十二月三十一日止年度(百萬美元)	截至二零零八年十二月三十一日止年度(百萬美元)	
CKA	Pinehill	CKA向Pinehill銷售及供應用作生產即食麵之彈性包裝物料。	二零零五年四月一日	二零零八年三月三十一日	3.3	4.0	1.2(就二零零八年一月一日至協議屆滿日期二零零八年三月三十一日期間)	2.2
Indofood	Pinehill	向Pinehill分授於沙地阿拉伯及中東市場獨家使用Indofood擁有的「Indomie」及「Supermi」商標之商標授權。	二零零六年一月一日	二零一零年十二月三十一日	0.8[2]	0.9[2]	1.1[2]	0.5
PIPS	Pinehill	PIPS就於沙地阿拉伯及中東的即食麵生產向Pinehill提供技術服務。	二零零六年一月一日	二零一零年十二月三十一日	1.5[2]	1.9[2]	2.1[2]	1.0
		年度上限總額			47.3	60.8	30.9	24.9

協議／安排訂約方			協議／安排覆蓋之期間		年度上限			截至二零零五年十二月三十一日止年度交易金額（以供參考）(百萬美元)
Indofood集團旗下實體名稱	關連人士名稱	協議／安排性質	由	至	截至二零零六年十二月三十一日止年度 (百萬美元)	截至二零零七年十二月三十一日止年度 (百萬美元)	截至二零零八年十二月三十一日止年度 (百萬美元)	
Indofood	DUFIL	向DUFIL分授於尼日利亞市場獨家使用Indofood擁有的「Indomie」商標之商標授權及就DUFIL於尼日利亞的即食麵生產業務提供有關技術服務。	協議於二零零二年十一月一日簽訂，並於二零零二年十一月三十日取得尼日利亞有關機關批准後生效。作為批准條件之一，尼日利亞有關機關規定協議年期將為自有關機關批准協議日期起計四年，即於二零零六年十一月二十九日[3]屆滿。	二零零六年十一月二十九日[3]	3.4[1]	4.7[1]	6.1[1]	1.6
FID	Pinehill	FID向Pinehill銷售及供應食品材料及麵食調味料。	二零零五年四月一日	二零零八年三月三十一日	13.5	14.9	4.3（就二零零八年一月一日至協議屆滿日期二零零八年三月三十一日期間）	8.1

麵食業務交易詳情

有關麵食業務交易詳情，以及截至二零零六年、二零零七年及二零零八年十二月三十一日止各財政年度適用之年度上限概述於下表：

麵食業務交易一覽表

協議／安排訂約方			協議／安排覆蓋之期間		年度上限			截至二零零五年十二月三十一日止年度交易金額（以供參考）（百萬美元）
Indofood集團旗下實體名稱	關連人士名稱	協議／安排性質	由	至	截至二零零六年十二月三十一日止年度（百萬美元）	截至二零零七年十二月三十一日止年度（百萬美元）	截至二零零八年十二月三十一日止年度（百萬美元）	
FID	DUFIL	FID向DUFIL銷售及供應食品材料與麵食調味料。	二零零五年四月一日	二零零八年三月三十一日	18.8	26.0	8.1（就二零零八年一月一日至協議屆滿日期二零零八年三月三十一日期間）	8.2
CKA	DUFIL	CKA向DUFIL銷售及供應用作生產即食麵產品之彈性包裝物料。	協議於二零零五年四月一日簽訂。附錄於二零零五年十月三日[3]簽訂。	二零零八年十月二日[3]	6.0	8.4	8.0（就二零零八年一月一日至協議屆滿日期二零零八年十月二日期間）	3.3

訂立持續關連交易的理由

就Indofood集團的業務及營運而言，Indofood集團的相關成員公司訂立持續關連交易乃屬定期持續進行的業務安排一部份。

就麵食業務交易而言，隨著近年不限於產品知名度、銷量及分銷網絡等方面均見提升之彪炳業績，本公司及Indofood預計，沙地阿拉伯、中東及尼日利亞市場均具備優厚增長及未來市場發展潛力，故已就於此等市場之業務作出進取決定，以抓緊有關商機。繼續進行本通函所述現行持續關連交易可讓本公司及Indofood維持與DUFIL及Pinehill已建立之長期夥伴關係。此外，預期此舉亦可讓本公司及Indofood受惠於DUFIL及Pinehill之分銷網絡與客戶關係，以及其於尼日利亞、沙地阿拉伯及中東即食麵市場之日後增長。此外，該等Indofood集團與DUFIL及Pinehill訂立之交易，可確保DUFIL及Pinehill以「Indomie」品牌及「Supermi」品牌就Pinehill生產的即食麵保持優良品質，以協助DUFIL在尼日利亞及可能長遠在非洲建立「Indomie」的昭著品牌，及協助Pinehill在沙地阿拉伯及中東建立「Indomie」的昭著品牌。

預期Indofood集團及本公司因麵食業務交易所得的利益將包括提高設施、資產及資源使用率，以及提升Indofood主要業務的邊際利潤、市場佔有率、收益及營運盈利能力。

委任新百利有限公司為獨立財務顧問，就麵食業務交易之條款是否公平合理及該等交易是否符合本公司與其股東整體利益向獨立董事委員會及獨立股東提供推薦意見，並就如何於股東大會投票向獨立股東提供建議。獨立財務顧問亦將須解釋為何Indofood與DUFIL間之商標及技術服務協議、Indofood與Pinehill就獨家使用「Indomie」及「Supermi」商標訂立之商標授權協議以及PIPS與Pinehill之技術服務協議期限須超過三年，並確認該等合約之年期超過三年乃屬一般商業慣例。

本通函旨在向本公司股東提供上市規則規定有關麵食業務交易之資料，並召開股東大會，會上將提呈決議案，以考慮並酌情批准該等持續關連交易。召開股東大會之通告載於本通函第44至46頁。

本通函亦載列以下各項：

(i) 第16頁載有獨立董事委員會發出之個別函件，就其於考慮獨立財務顧問之推薦意見後認為麵食業務交易之條款是否公平合理以及是否符合本公司及其股東整體利益向獨立股東提供意見，並就如何於股東大會就批准該等持續關連交易之決議案投票向獨立股東提供建議；及

(ii) 第17至35頁載有獨立財務顧問發出之個別函件，當中載有其就麵食業務交易之條款是否公平合理以及是否符合本公司及其股東整體利益向獨立董事委員會與獨立股東提供之意見，並就如何於股東大會就批准該等持續關連交易之決議案投票，以及Indofood與DUFIL、Indofood與Pinehill及PIPS與Pinehill間之交易合約年期超過三年是否屬一般商業慣例，向獨立股東提供建議。

務請獨立股東尤其留意該等意見函件。

根據上市規則第14A.14條，由於與Indofood集團進行有關交易之交易對手均為林逢生先生之聯繫人，林氏為本公司主席、Indofood之總裁董事兼行政總監、以及本公司之主要股東，故本通函所述各項持續關連交易（進一步詳情載於下文）均構成本公司之持續關連交易。

Indofood與Pinehill及PIPS與Pinehill之交易各自為期五年，至二零一零年十二月三十一日屆滿。誠如二零零五年公告所提述，本公司先前委聘新百利有限公司為其獨立財務顧問，審閱Indofood與Pinehill之商標授權協議及PIPS與Pinehill之技術服務協議。誠如二零零五年公告所述，新百利有限公司向董事會確認，經考慮有關Indofood與Pinehill訂立之商標授權協議及PIPS與Pinehill訂立之技術服務協議之事實與情況，新百利有限公司認為，該等協議年期必須超過三年，且就此類合約而言，超過三年期限乃屬一般商業慣例。就批准此等協議於截至二零零六年、二零零七年及二零零八年十二月三十一日止各年度之適用年度上限而言，獨立財務顧問已於下文所載函件詳細闡釋此等協議需要超過三年期限之原因及其認為協議年期必須超過三年之意見。因此，按此基準，於截至二零零六年、二零零七年及二零零八年十二月三十一日止各年度，此等協議各自之適用年度上限載於下表。

截至二零零六年、二零零七年及二零零八年十二月三十一日止各年度，各麵食業務交易之建議年度上限已載於下表。截至二零零六年及二零零七年十二月三十一日止各年度，所有麵食業務交易之建議年度上限總額分別為47,300,000美元及60,800,000美元。適用於將於二零零八年屆滿及於二零零八年繼續生效之協議之麵食業務之按比例年度上限總額為30,900,000美元。

由於適用於截至二零零六年、二零零七年及二零零八年十二月三十一日止各年麵食業務交易之年度上限總額之有關百分比率（定義見上市規則）均超出2.5%，故根據上市規則第14A.18條之規定，麵食業務交易及於各有關財政年度之各年度上限均須獲獨立股東於股東大會批准。

由於適用於分銷業務交易年度上限總額之有關百分比率（定義見上市規則）並無超出2.5%，故各項該等持續關連交易毋須獲獨立股東批准，誠如該公告所述，有關詳情毋須載於本通函。

本公司已成立由獨立董事組成之獨立董事委員會，就麵食業務交易之條款是否公平合理，以及該等交易是否符合本公司與其股東整體利益向獨立股東提供建議，並就如何於即將召開以考慮該等持續關連交易之股東大會投票向獨立股東提供建議。本公司已

交易主要為與向關連人士提供原材料或製成及包裝產品、提供相關技術服務以及授權使用相關商標有關；及

(b) **分銷業務交易**——一系列與Indofood旗下分銷業務有關之持續關連交易。該等交易主要與由Indofood附屬公司PT Indomarco Adi Prima向或透過關連人士分銷食品、飲料及其他消費產品有關。

根據上市規則第14A.25條，為符合上市規則第14A章，麵食業務交易已綜合處理，而分銷業務交易亦已綜合處理。

根據上市規則第14A.35(2)條，本公司須就各項持續關連交易設定年度上限。麵食業務交易截至二零零六年、二零零七年及二零零八年十二月三十一日止各年度之年度上限已載於下表。

由於FID與DUFIL、CKA與DUFIL、FID與Pinehill及CKA與Pinehill之交易協議將於二零零八曆年中途屆滿。因此，截至有關協議屆滿日期按比例計算之年度上限金額已載於下表。按該等交易於二零零八曆年內中途屆滿為基準，獨立股東將祇需於股東大會批准於有關協議仍生效之有關曆年期間按比例計算之年度上限金額。

就下表所述Indofood與DUFIL之商標及技術服務協議而言，現行協議將於二零零六年十一月二十九日屆滿。根據於二零零六年四月十三日訂立之函件協議，雙方協定將按現時適用之相同條款重續協議四年，至二零一零年十一月二十九日。根據上市規則，重續協議須待獨立財務顧問於本通函中解釋為何交易需要重續超過三年期限及獲獨立股東於股東大會批准重續協議。獨立財務顧問已於下文其函件內詳列其意見，其認為Indofood與DUFIL之商標及技術服務協議年期必須超過三年，及必須獲獨立股東於股東大會批准重續協議。因此，股東大會上亦將徵求獨立股東批准有關經據此重續之協議於二零零六、二零零七及二零零八曆年之年度上限。按此基準計算，截至二零零六年、二零零七年及二零零八年十二月三十一日止各完整曆年，Indofood與DUFIL之商標及技術服務協議之建議年度上限載於下文。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)
網址:http://www.firstpacco.com

(股份代號:00142)

主席:
林逢生

執行董事:
彭澤倫*(常務董事兼行政總監)*
唐勵治
黎高信

非執行董事:
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣

獨立非執行董事:
Graham L. Pickles
陳坤耀教授,*金紫荊星章、CBE、太平紳士*
鄧永鏘,*OBE、 Chevalier de L'Ordre des Arts et des Lettres*

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港總辦事處:
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

敬啟者:

持續關連交易

緒言

茲提述該公告連同二零零五年公告,有關以下持續關連交易,而Indofood集團成員公司為其中參與方:

(a) **麵食業務交易**——一系列與Indofood旗下麵食業務有關之持續關連交易。該等

「最後實際可行日期」	指	二零零六年五月十八日，即本通函付印前就確定當中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「標準守則」	指	上市公司董事進行證券交易的標準守則；
「麵食業務交易」	指	有關Indofood集團麵食業務之各項持續關連交易，其進一步詳情載於本通函第9至12頁；
「Pinehill」	指	Pinehill Arabian Food Ltd.，林逢生先生的聯繫人；
「PIPS」	指	PT Prima Inti Pangan Sejati，Indofood集團的成員公司；
「三林家族」	指	林逢生先生、其父林紹良先生及其兄長林聖宗先生；
「證券及期貨條例」	指	證券及期貨條例；
「股東大會」	指	本公司以載於本通函第44至46頁之大會通告召開及將於二零零六年六月十四日（星期三）下午三時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行的獨立股東大會及其任何續會；
「%」	指	百分比；及
「二零零五年公告」	指	本公司日期為二零零五年九月十三日之公告。

於本通函內，除另有說明外，所報貨幣幣值乃按概約基準及以1.00美元兑7.8港元及兑9,600印尼盾的匯率折算。百分比及百萬的數據以四捨五入的方式呈列。

「獨立董事委員會」	指	本公司根據上市規則第14A.21條規定成立之獨立董事委員會，以考慮麵食業務交易及就該等交易之條款是否公平合理，以及是否符合本公司與其股東整體利益、年度上限是否公平合理、以及Indofood與DUFIL、Indofood與 Pinehill及PIPS與Pinehill之商標及技術服務協議年期超過三年是否一般商業慣例提供意見，獨立董事委員會由獨立董事組成；
「獨立董事」	指	本公司之獨立非執行董事，包括Graham L. Pickles、陳坤耀及鄧永鏘；
「獨立財務顧問」	指	新百利有限公司，即本公司根據上市規則第14A.21條委任之獨立財務顧問，就麵食業務交易之條款是否公平合理及符合本公司與其股東整體利益、以及年度上限是否公平合理向獨立董事委員會及獨立股東提供推薦意見，並就如何於股東大會投票向獨立股東提供建議，以及就Indofood與DUFIL、Indofood與Pinehill，以及PIPS與Pinehill之商標及技術服務協議年期超過三年是否屬於一般商業慣例提供意見；
「獨立股東」	指	除First Pacific Investments Limited及First Pacific Investments (BVI) Limited以外之本公司股東；
「Indofood」	指	PT Indofood Sukses Makmur Tbk，一間於印尼註冊成立的公司，為本公司擁有51.5%權益的附屬公司；
「Indofood集團」	指	Indofood及其不時的附屬公司，「Indofood集團成員公司」亦據此詮釋；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「年度上限」	指	根據上市規則第14A.35(2)條須設定有關本通函所述各項持續關連交易之估計年度上限總額；
「該公告」	指	本公司日期為二零零六年四月二十八日之公告；
「聯繫人」	指	按上市規則所指的定義；
「董事會」	指	本公司董事會；
「CKA」	指	PT Ciptakemas Abadi，Indofood集團的成員公司；
「本公司」	指	第一太平有限公司，一間於百慕達註冊成立的有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「分銷業務交易」	指	有關Indofood集團分銷業務之各項持續關連交易，其進一步詳情載於該公告；
「DUFIL」	指	De United Food Industries Ltd.，林逢生先生的聯繫人；
「聯交所」	指	香港聯合交易所有限公司；
「FID」	指	Indofood的食品材料部門；
「本集團」	指	本公司及其不時的附屬公司；
「香港」	指	中華人民共和國香港特別行政區；

目　錄

頁次

閣下如對本通函任何方面**有任何疑問**，應諮詢 閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

持續關連交易

第一太平有限公司獨立董事委員會及
獨立股東之獨立財務顧問

新百利有限公司

第一太平有限公司董事會發出之函件載於本通函第4至15頁。獨立董事委員會發出之函件載於本通函第16頁，當中載有其向獨立股東提出之意見。獨立董事委員會及獨立股東之獨立財務顧問新百利有限公司發出之函件載於本通函第17至35頁，當中載有其向獨立董事委員會及獨立股東提出之意見。

本公司謹訂於二零零六年六月十四日（星期三）下午三時正假座香港中環康樂廣場八號交易廣場第二座二十四樓舉行股東特別大會（「股東大會」），召開股東大會之通告載於本通函第44至46頁。隨附股東大會適用之代表委任表格。無論 閣下能否親身出席股東大會或其任何續會並於會上投票，務請盡快按照隨附代表委任表格上印列之指示填妥及將表格交回第一太平有限公司之總辦事處香港中環康樂廣場八號交易廣場第二座二十四樓（公司秘書部門收），惟無論如何必須於股東大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席股東大會或其任何續會，並於會上投票。

二零零六年五月二十二日